SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2005
_____________

Telefónica Holding de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.
(Translation of registrant’s name into English)

Avenida Ingeniero Huergo 723
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	________	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Holding de Argentina S.A.

TABLE OF CONTENTS

Item

1	English translation of the Independent accountants’ review report.

2	Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2005 and as of December 31, 2004 and for the six-month periods ended June 30, 2005 and 2004.

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1

(English translation of the independent accountants´ review report originally issued in Spanish, except for the elimination of paragraph 7. of such report and the addition of paragraph 7. of this report)
      INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

     To the Board of Directors of
      Telefónica Holding de Argentina S.A.

1.	We have reviewed the accompanying unconsolidated balance sheet of Telefónica Holding de Argentina S.A. (“the Company”, an Argentine Corporation) and the related statements of income, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2005. We have also reviewed the accompanying consolidated balance sheet of the Company and its jointly controlled subsidiary Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) and its consolidated subsidiaries as of June 30, 2005, and the related consolidated statements of income and cash flows for the six-month period ended June 30, 2005, all expressed in constant Argentine pesos (Note 2.1. to the accompanying unconsolidated financial statements). These financial statements are the responsibility of the Company´s management.

2.	We conducted our review in accordance with the standards of Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences applicable to the limited review of interim period financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.Accordingly, we do not express such an opinion.

3.	As of June 30, 2005, the Company has a negative shareholders´ equity of $1,020 million and, consequently, it is under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of section 94 of the Argentine Business Law No. 19,550. As further described in Note 7.4. to the accompanying unconsolidated financial statements, on February 15, 2005, the Special Shareholders´ Meeting resolved to approve the capital stock increase for an amount up to $2,046 million, having delegated in the Company’s Board of Directors the setting of the final amount and other terms for issuance in connection with such capital increase. Therefore, at such Special Shareholders´ Meeting, Telefónica Internacional, S.A. (“TISA”, the Company’s majority shareholder), expressed its intention to partially capitalize its loans with the Company for $1,785 million. As of the issuance date of the accompanying financial statements the public offer of the mentioned capital stock increase has been approved by the Argentine National Securities Commission (“CNV”), although, other approvals are still pending, and the Company’s Board of Directors has not yet met in order to determine the final amount and other issuance conditions. As explained in Note 8. to the accompanying unconsolidated financial statements, as a result of such capital stock increase, the Company expects that it will no longer be under the conditions of item 5 of section 94 of the Argentine Business Associations Law No. 19,550, and consequently, it will be able to continue normal operations.

4.	As explained in Note 2.2.c) to the accompanying unconsolidated financial statements, as of June 30, 2005, Cointel´s current assets are lower than its current liabilities in $1,481 million, the latter including 99.6% ($1,476 million) of debt owed to TISA. Consequently, as mentioned in such note, as of the issuance date of the accompanying financial statements, Cointel´s ability to meet its short term commitments will depend on TISA´S continued refinancing of the loans granted to Cointel, or on obtaining of other financing from related or unrelated parties, which up to date are not available in sufficient amounts for Cointel.

The financial statements of the Company and Cointel as of June 30, 2005 have been prepared assuming that those companies will continue as going concern. The above-mentioned uncertainty raises a substantial doubt about the ability of Cointel and, consequently, of the Company, to continue as going concern. The financial statements referred to in paragraph 1 of this report do not include any adjustments or reclassifications that might result from the outcome of such uncertainty.

5.	Based on our review, we are not aware of any material modifications that should be made to the Company’s financial statements as of June 30, 2005 referred to above, for them to be in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina, and the pertinent regulations of the Argentine Business Association Law and the CNV. This negative assurance should be read taking into account the uncertainty described in paragraph 4. above, the outcome of which cannot be determined as of the date of this report.

6.	In relation with the balance sheets of Telefónica Holding de Argentina S.A. and of the Company and its consolidated subsidiaries as of December 31, 2004, and the statements of income, changes in shareholders’ equity and cash flows of Telefónica Holding de Argentina S.A. and of the Company and its consolidated subsidiaries for the six-month period ended June 30, 2004, presented for comparative purposes, we inform that:

(a) On February 14, 2005 other auditors issued a qualified audit report on the financial statements of Telefónica Holding de Argentina S.A. and of the Company and its consolidated subsidiaries as of December 31, 2004, including subject-to qualification related to the outcome of the uncertainty mentioned in paragraph 4. above. In addition, those auditors mentioned in their report that the financial statements of Telinver S.A. as of December 31, 2004, company in which the Company has indirect joint control, were audited by a third audit firm, who issued on February 14, 2005 an unqualified audit report.

(b) On August 9, 2004 other auditors issued a limited review report on the financial statements of Telefónica Holding de Argentina S.A. and of the Company and its consolidated subsidiaries as of June 30, 2004 which included observations related to the uncertainties mentioned in paragraph 4. above and related to the Company´s negative shareholders´ equity and working capital as of such date as well as its ability, and Cointel´s ability to continue as going concern. The uncertainty related to the Company´s negative shareholders´ equity and working capital was subsequently resolved as described in paragraph 3. of this report. In addition, those auditors mentioned in their report that the financial statements of Telinver S.A. as of June 30, 2004 were reviewed by a third audit firm, who issued a limited review report dated August 2, 2004 including an uncertainty about Telinver S.A.´s ability to continue as a going concern. As explained in Note 7.3 to the accompanying consolidated financial statements, this uncertainty was subsequently resolved.

7.	As further explained in Note 10. to the accompanying unconsolidated financial statements, the accompanying financial statements have been translated into English from those originally issued in Spanish. Certain accounting practices applied by the Company conform with generally accepted accounting principles in the City of Buenos Aires, Argentina, and with accounting standards set forth by the CNV, but do not conform with generally accepted accounting principles in the United States of America. The effects of these differences have not been quantified by the Company. Accordingly, the accompanying financial statements are not intended to present the information on the Company's financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

Buenos Aires,
   August 8, 2005

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

ROSANA E. SERIO
Partner

Item 2

TELEFONICA HOLDING DE ARGENTINA S.A.

Financial Statements and Management’s Discussion
and Analysis of Financial Condition and Results of Operations
as of June 30, 2005 and as of December 31, 2004
and for the six-month periods ended June 30, 2005 and 2004

1
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

Registered Address: Av. Ingeniero Huergo 723 - Ground floor, City of Buenos Aires

     FISCAL YEARS No. 30 AND No. 29

BEGINNING JANUARY 1, 2005 AND 2004

FINANCIAL STATEMENTS AS OF JUNE 30, 2005

Principal business of the Company: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

– Of the articles of incorporation: October 25, 1976.

– Of the last change to the bylaws: March 31, 2004 (1).

Registration number with the “Inspección General de Justicia” (“IGJ” the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

Name: Telefónica Internacional, S.A.

Registered address: Av. Ingeniero Huergo 723 - Ground floor, City of Buenos Aires.

Principal business: Investment activities.

Controlling shareholding percentage of the Company's capital stock: 99.96% . (See Note 7.1. to the unconsolidated financial statements)

Controlling shareholding percentage of the Company's total votes: 99.97% .

Capital stock: See Note 7.1. to the unconsolidated financial statements.

(1) See Note 7.2. to the unconsolidated financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

2

TELEFONICA HOLDING DE ARGENTINA S.A.

Consolidated Financial Statements as of June 30, 2005 and as of December 31, 2004 and
for the six-month periods ended June 30, 2005 and 2004

(Chart I)

3
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A. CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2005 AND AS OF DECEMBER 31, 2004	CHART 1 1 OF 3

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	June 30, 2005	December 31, 2004

CURRENT ASSETS
Cash and banks (Note 3.1.a)	8	8
Investments (Exhibits C and D)	137	130
Trade receivables (Note 3.1.b)	167	162
Other receivables (Note 3.1.c)	50	69
Inventories (Note 3.1.d)	8	3
Other assets (Note 3.1.e)	2	2

Total current assets	372	374

NONCURRENT ASSETS

Trade receivables (Note 3.1.b)	2	2
Other receivables (Note 3.1.c)	77	82
Investments (Exhibit C)	1	2
Fixed assets (Exhibit A)	3,115	3,298
Intangible assets (Exhibit B)	30	34

Subtotal noncurrent assets	3,225	3,418
Goodwill on investment in companies (Note 3.1.f)	616	641

Total noncurrent assets	3,841	4,059

Total assets	4,213	4,433

CURRENT LIABILITIES
Trade payables (Note 3.1.g)	194	213
Bank and other financial payables (Note 3.1.h)	1,141	3,229
Payroll and social security taxes payable (Note 3.1.i)	36	40
Taxes payable (Note 3.1.j)	66	52
Other payables (Note 3.1.k)	31	35
Reserves (Exhibit E)	2	2

Total current liabilities	1,470	3,571

NONCURRENT LIABILITIES

Trade payables (Note 3.1.g)	33	34
Bank and other financial payables (Note 3.1.h)	1,226	1,272
Payroll and social security taxes payable (Note 3.1.i)	7	8
Other payables (Note 3.1.k)	16	15
Other liabilities - Section 33 – Law No. 19,550 companies
(see Note 5.c) (ii) to the unconsolidated financial statements)	1,785	-
Reserves (Exhibit E)	143	133

Total noncurrent liabilities	3,210	1,462

Total liabilities	4,680	5,033

MINORITY INTEREST IN TELEFONICA	525	486

COINTEL'S PREFERRED CAPITAL STOCK AND ACCUMULATED
PREFERRED DIVIDENDS (Note 6.)	28	26

SHAREHOLDERS' EQUITY	(1,020)	(1,112)

Total liabilities, minority interest in Telefónica, Cointel's preferred capital
stock and accumulated preferred dividends and shareholders' equity	4,213	4,433

Notes 1. to 20. to Chart I, Exhibits A to H and the accompanying unconsolidated financial statements of Telefónica Holding de
Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

4
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004	CHART 1 2 OF 3

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	June 30, 2005	June 30, 2004

NET REVENUES (Note 17.)	829	749

COST OF SERVICES PROVIDED (Note 3.1.l)	(480)	(475)

Gross profit	349	274

ADMINISTRATIVE EXPENSES (Exhibit H)	(97)	(84)

SELLING EXPENSES (Exhibit H)	(104)	(71)

OTHER EXPENSES, NET (Exhibit H)	(9)	(19)

DEPRECIATION OF GOODWILL (Note 3.1.f.)	(25)	(25)

OTHER INCOME RELATING TO SECTION 33 – Law No 19,550 COMPANIES AND
RELATED PARTIES (Notes 2.2.h) and 5.a) to the unconsolidated financial statements)	16	17

Subtotal	130	92

LOSS ON EQUITY INVESTMENTS	-	(1)

HOLDING AND FINANCIAL INCOME / (LOSS) ON ASSETS (1)
Exchange differences	(6)	1
Interest and financial income	9	7
Holding loss from Government securities	(2)	-
Holding (loss) / gain from financial instruments	(1)	4

HOLDING AND FINANCIAL INCOME (LOSS) ON LIABILITIES (2)
Exchange differences	156	(35)
Interest and financial charges	(141)	(232)
Holding loss from financial instruments	(8)	(5)
Other (Note 3.1.m)	(6)	(5)

Net income / (loss) for the period before income tax, tax on minimum presumed income
and minority interest in Telefónica	131	(174)

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME (Note 2.1.k)	-	-

MINORITY INTEREST IN TELEFONICA	(39)	5

Net income / (loss) for the period	92	(169)

Net earnings / (loss) per share for the period (3)	0.23	(0.42)

(1)	Corresponds mainly to current investments, trade receivables and other receivables.
(2)	Corresponds mainly to trade payables, bank and other financial payables, other payables and reserves.
(3)	Basic and diluted earnings / (loss) per share. See Note 2.2.i) to the unconsolidated financial statements.

Notes 1. to 20. to Chart I, Exhibits A to H and the accompanying unconsolidated financial statements of Telefónica Holding de
Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

5
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1) FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004	CHART 1 3 OF 3

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

CHANGES IN CASH AND CASH EQUIVALENTS	June 30, 2005	June 30, 2004

Cash and cash equivalents at end of period (8)	133	129
Cash and cash equivalents at beginning of year (6)	134	177

Decrease in cash and cash equivalents	(1)	(48)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:
Net income (loss) for the period	92	(169)
Adjustments to reconcile net income (loss) for the period to net cash provided by operating activities:
Financial (loss) income (2) (5)	(29)	247
Depreciation of fixed assets	277	290
Material consumption	11	12
Amortization of intangible assets	4	3
Depreciation of goodwill	25	25
Cost of services provided	5	7
Holding losses from financial instruments	9	1
Holding loss from Government securities	2	-
Increase in allowances and reserves (3)	39	34
Gain from dispositions of current investments (7)	(2)	-
Loss on equity investments	-	1
Minority interest in Telefónica	39	(5)
Changes in assets and liabilities:
Trade receivables	(25)	(13)
Other receivables	30	(12)
Current investments	(11)	-
Inventories	(11)	(10)
Trade payables	(28)	(23)
Payroll and social security taxes payable	(6)	(5)
Taxes payable	14	13
Other payables	(6)	(13)
Reserves	(8)	(1)
Collected interests	4	4
Payment of tax on minimum presumed income	(9)	(10)

Total cash flows provided by operating activities	416	376

Cash flows used in financing activities:
Proceeds from loans	170	99
Repayments of loans	(417)	(319)
Payment of interest and related taxes	(83)	(131)
Increase in intangible assets	-	(1)

Total cash flows used in financing activities	(330)	(352)

Cash flows used in investing activities:
Fixed assets purchases (4)	(93)	(72)
Current investments	6	-

Total cash flows used in investing activities	(87)	(72)

Total decrease in cash and cash equivalents	(1)	(48)

(1)	Cash and cash equivalent with original maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 8 million and 125 million, respectively, as of June 30, 2005, (ii) 8 million and 126 million, respectively, as of December 31, 2004, (iii) 8 million and 121 million, respectively, as of June 30, 2004, and (iv) 9 million and 168 million, respectively, as of December 31, 2003.
(2)	Net of (4) million in 2005, corresponding to the exchange difference originated by cash and cash equivalents denominated in foreign currency.
(3)	It does not include neither increases/decreases of allowance for deferred tax assets and Patriotic Bond in 2005.
(4)	In 2005 and 2004, net of 11 million and 12 million, respectively, financed by trade payables.
(5)	Net of other financial charges.
(6)	In 2005 cash and cash equivalents at the beginning of the year do not include 4 million corresponding to Other investments (see Notes 2.1 b) and 16.).
(7)	Included in “Other Expenses, net” in the consolidated income statements.
(8)	In 2005, cash and cash equivalents at the end of the period do not include 12 million corresponding to Discount Bond. (See Note 2.1.b).

Notes 1. to 20. to Chart I, Exhibits A to H and the accompanying unconsolidated financial statements of Telefónica Holding de
Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

6
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2005 AND COMPARATIVE INFORMATION

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in pesos or other currency)

1.  BASIS OF PRESENTATION AND FINANCIAL STATEMENTS USED IN THE CONSOLIDATION

In accordance with General Resolution No. 368/01 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), Telefónica Holding de Argentina S.A. ("the Company") discloses its consolidated financial statements prior to the unconsolidated financial statements. The accompanying notes and supplementary statements to the consolidated and unconsolidated financial statements of the Company as of June 30, 2005 and as of December 31, 2004 and for the six-month periods ended June 30, 2005 and 2004 are an integral part of these financial statements and must be read together with them.

Following the procedure established by Technical Resolution (“RT”) No. 19 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") and the applicable standards of the CNV, the Company has consolidated, in proportion to its equity interest, line by line, its financial statements as of June 30, 2005 and December 31, 2004 and its income statements and cash flows for the six-month periods ended June 30, 2005 and 2004, with the consolidated balance sheets as of June 30, 2005 and as of December 31, 2004, and the consolidated income statements and cash flows for the six-month periods ended June 30, 2005 and 2004, of Compañía Internacional de Telecomunicaciones S.A. ("Cointel") and its subsidiaries Telefónica de Argentina S.A. ("Telefónica") and Telinver S.A. (“Telinver”), over which the Company has joint control according to RT No. 5 (as amended by RT No. 19).

The information included in the notes to the consolidated financial statements related to balances and operations of Cointel and Telefónica is disclosed based on the Company's equity interest in Cointel, except where expressly indicated that it is disclosed in other way.

2.  BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1. Valuation methods and additional information

The consolidated financial statements of Cointel and its controlled companies have been prepared in accordance with accounting principles consistent with those used by the Company (see Note 2.2. to the unconsolidated financial statements).

The valuation methods used in the preparation of the consolidated financial statements (in addition to those described in the unconsolidated financial statements) are as follows:

a) Cash, banks and deposits:

–	Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each period/year, if applicable.

–	Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, according to the intended use by the Company, including accrued financial income/expense as of each date, if applicable.

7
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

b) Current Investments:

–	US$-denominated Discount Bonds: considering the intention of Telefónica, these bonds have been measured at their net realization value as of June 30, 2005 plus, if any, financial income/loss accrued as of the period-end (see Note 13).

–	Intelsat: Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization ("Intelsat")) as of December 31, 2004, was accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the year-end, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information. On January 28, 2005, Telefónica sold its shareholding interest in Intelsat. The effects of such sale were recognized as of that date (see Note 16).

c)  Receivables and payables:

– Trade receivables include services provided and settlements with foreign correspondents, both billed and accrued and unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each period/year of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

– Prepaid services: since baseline services committed to be rendered by IBM Argentina S.A. (“IBM”) over the duration of the contract will be received by Telefónica in constant quantities over the duration of the contract, the baseline service total original cost amounting to US$ 218.6 million is accrued based on the straight-line basis over the term of the contract. Therefore, prepaid services balance included in Other Receivables (IBM agreement) relating to the baseline services received includes (see note 8):

a) The balance of the decreasing monthly installments paid to IBM as of each period/year-end less the cost accrued on the straight line method basis over the term of the agreement as of each of those dates. Annual increases in service costs as agreed upon between the parties are accrued and recorded in Telefónica’s income statement as from the fiscal year in which such increases occur.

b) Deferred gain: due to the interdependence of the terms of the agreement on outsourcing of the service and sale to IBM of the related equipment, Telefónica did not recognize any gain from the sale of the assets similarly to a sale and operating leaseback and, so, the gain was deferred and accrued ratably over the term of the services agreement as an adjustment to the cost accrued for the services mentioned in a).

– “Patriotic Bond”: as of December 31, 2004 this bond had been valued at its estimated recoverable value, recording an allowance for impairment taking into account the sovereign debt restructuring process commenced by the Argentine Government, which included such bonds (see Note 13).

– Universal Service contribution (see Note 15): Telefónica calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in the period/year in which its reimbursement is approved by such entity.

d)  Inventories:

Raw materials, telephony equipment, other equipment (including telephone accessories and prepaid cards) intended for sale and supplies: they have been accounted for at replacement

8
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

cost, which does not exceed their estimated realizable value. Raw materials and supplies are related to paper for printing directories.

Directories in edition process have been accounted for at their production cost. This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

e)  Other assets:

Other assets include buildings no longer used for Telefónica’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in note 2.1. to the unconsolidated financial statements, which does not exceed its estimated realizable value.

f)   Noncurrent investments:

– Telefónica's interest in E-Commerce Latina S.A. (“E-Commerce”) as of December 31, 2004 was accounted for by the equity method based on the financial statements of that company as of such date, prepared in accordance with accounting principles consistent with those used by the Company.

The investment in E-Commerce as of June 30, 2005 has been valued by the equity method based on the financial statements of that company as of March 31, 2005. Telefónica considers that there were no significant events during the quarter ended on June 30, 2005 that could significantly affect the value of such investment at that date.

- Other Investments - Financial trust: corresponds to the value of the certificates of participation subscribed by Cointel in the financial trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” (see Note 14.). Such certificates were valued at the subscription value paid by Cointel up to the limit of their recoverable value. They are expected to be recovered over a term in excess of one year.

g)  Fixed assets:

Fixed assets have been valued at their cost restated as described in Note 2.1. to the unconsolidated financial statements, amortizated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over a period of time, includes the financial cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process amounts to 2 million and 4 million during the six-month period ended June 30, 2005 and the fiscal year ended December 31, 2004, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica's related assets replacement plan.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Telefónica's Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefónica has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projection based on the latest trends. As explained in Note 4., the main macroeconomic variables have shown a relative stabilization. In the opinion of Telefónica’s management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, Telefónica will generate future cash flows sufficient to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in Note 9.1. , Telefónica will continue to monitor the projected situation and will assess the effect of any future developments.

h)  Intangible assets and goodwill on investment in companies:

In addition to Note 2.2. d) to the unconsolidated financial statements, intangible assets as of June 30, 2005 and as of December 31, 2004 correspond to:

9
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

•	Cointel's goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to Cointel's increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. Cointel depreciates this goodwill over a 240-month term by the straight-line method.

The recoverability analysis of the goodwill's booked value generated by the direct investment in Cointel and the indirect investment in Telefónica as of June 30, 2005 has been made on the basis of the Company’s Management best estimate of Cointel’s and Telefónica’s most likely future cash flows, considering current information and Telefónica’s future service rates estimates. Cointel and Telefónica’s Managements have monitored the evolution of the macroeconomic variables that affect their business and, from time to time, they have adjusted their projections based on the latest trends. As described in Note 4., the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s management, based on the preparation of projections based on such trends and the consideration of Telefónica’s operating strategies available for possible scenarios, future cash flows to recover the balances corresponding to goodwill, that as of June 30, 2005 amounts to 616 million, will be obtained. Notwithstanding the foregoing, as explained in Note 9.1. , the Company's, Cointel's and Telefónica's Management will continue to monitor the projected situation and will assess the effect of any new future developments.

•

The license related to the data transmission business, including the authorizations to use the “B” Band, has been restated as described in Note 2.1. to the unconsolidated financial statements, and is amortized by the straight-line method over a 10-year term.

•	Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements, net of accumulated amortization which is calculated based on the remaining duration of the Telinver contract, until October 2007.

•	Deferred expenses are those incurred in connection with the issuance of negotiable obligations and have been restated as described in Note 2.1. to the unconsolidated financial statements and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations of Telefónica. The amortization of such deferred expenses has been recognized in the line “Other holding and financial income/(loss) on liabilities” of the Company’s income statements. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of Telefónica's negotiable obligations which are amortized on a straight-line basis through maturity.

•

The rights of use links have been valued at the acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements and are amortized by the straight-line method over 15 years, the term of the rights.

•

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.1. to the unconsolidated financial statements and are amortized as from October 1, 1997 through September 30, 2007 and October 1, 2007, respectively, according to the terms of the above-mentioned contracts.

•	The non-competition clause has been valued at its acquisition cost and is amortized by the application of the straight-line method in a 7-year period.

Intangible assets value as of June 30, 2005 does not exceed its recoverable value.

i)  Reserves:

During the normal course of business, Telefónica and Telinver are subject to several labor, commercial, tax and regulatory claims. The outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica's Management’s

10
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of June 30, 2005, the amount booked for reserves is 145 million.

j) Financial instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, Telefónica has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying for the coverage a fixed percentage. The main criteria used by Telefónica to determine the hedge effectiveness are: i) notional amount of swap contracts with respect to the peso and hedged items; ii) currency of the swap contracts and covered items and iii) maturity date of the hedge instrument and the hedged item. As of June 30, 2005 and December 31, 2004, the hedge relationship was deemed to be ineffective because of the devaluation of the peso and the freezing of Telefónica’s tariffs.

k) Income tax and tax on minimum presumed income: (figures according to Cointel's consolidated financial statements as of June 30, 2005, except for the breakdown of the deferred tax balances and the reconciliation)

Cointel and Telefónica book income tax by applying the deferred method, in accordance with the considerations described in Note 2.2. f) to the unconsolidated financial statements.

Deferred tax assets result mainly from the temporary differences arising principally from allowances and financial charges that are not yet deductible for tax purposes and mainly from tax loss carryforwards of prior years. Deferred tax liabilities result from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of fixed assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the temporary differences, Cointel and Telefónica applied the liability method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the income statements.

Cointel and Telefónica’s Management evaluate the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon their ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering its estimates, Cointel and Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, they must recognize deferred tax assets when future deductibility is likely. Therefore, considering the legal requirements of limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results, including the one related to the possible effect of the outcome of the pending tariff renegotiation (see Notes 4. and 9), Cointel and Telefónica have booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income. Additionally, Telinver has projected a taxable income for the fiscal year 2005 and has decided to partially reverse the balance of the net tax asset reserve in an amount of 5 million.

According to Law No. 25,561, which is described in Note 2.2. f) to the unconsolidated financial statements, Telefónica's foreign exchange tax loss as calculated by application of a $1.40 exchange rate for each U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million will be computed for tax purposes in the year ended December 31, 2005, while 150 million will be carried forward and applied to offset taxes over the next year. Cointel’s foreign exchange tax loss was approximately 123 million, of which approximately 80 million were computed for tax purposes until the year ended December 31, 2004, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, accordingly to the related legislation.

11
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

As of December 31, 2004, Cointel, Telefónica and Telinver had a tax loss carryforward balance of approximately 3,512 million (1,229 million at 35% tax rate), that could be applied, in each company’s particular case, to offset future income tax charges until 2010, according to Cointel's financial statements. For the six-month period ended June 30, 2005, Cointel has estimated a tax loss carryforward of approximately 34 million. Furthermore, in such period, Telefónica has estimated a consolidated taxable income with Telinver of approximately 445 million (453 million corresponding to Telefónica); that could be offset with tax loss carryforwards existing at the beginning of the current year of Telefónica. The detail of Cointel, Telefónica and Telinver accumulated tax loss carryfoward as of June 30, 2005 is as follows:

Maturity year	Tax loss carryforwards (in million of pesos in historical value)

2005	68
2006	795
2007	2,035
2009	169
2010	34

3,101

The following table presents the components of the Company’s consolidated deferred tax balances (in millions of Argentine pesos):

Deferred tax assets	June 30, 2005		December 31, 2004

General income tax loss carryforwards	881	(1)	976
Specific income tax loss carryforwards	44		44
Exchange differences deductible in future periods/years	67		90
Allowance for doubtful accounts	29		24
Accrual for reserves and other non-deductible allowances and
accruals	87		81

	1,108	(2)	1,215	(2)
Allowance for deferred tax net assets (Exhibit E)	(1,040)	(2)	(1,147)	(2)

Subtotal	68		68

Deferred tax liabilities
Fixed assets	(56)		(55)
Dismissal accrual for tax purposes	(7)		(7)
Other liabilities	(2)		(3)

Subtotal	(65)	(2)	(65)	(2)

Total	3		3

(1)	Includes 17 million originated by Cointel's estimated tax loss carryforward and net of 100 million of taxable income estimated by the Company, Telefónica and Telinver for the six-month period ended June 30, 2005.
(2)	As of June 30, 2005, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax net assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 82 million, 11 million and 71 million, respectively. As of December 31, 2004, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax net assets would have resulted in a reduction of those balances of 5 million, 2 million and 3 million, respectively.

The following is the reconciliation of the income tax amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos) and the amount charged to the income statement (that has been nil for the six-month periods ended June 30, 2005 and 2004):

12
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

	June 30,

	2005	2004

Net income (loss) before tax at statutory income tax rate	32	(59)
Permanent differences:
Net non-taxable income	(1)	-
Inflation restatement effect	46	55
Reversal of allowance for deferred tax assets	(107)	(5)
Goodwill depreciation	9	9
Non-deductible interests	8	-
Expired tax loss carryforward	-	2
Effect of minority interest in Telefónica	13	(2)

Total	-	-

Telefónica has determined a tax on minimum presumed income charge for the six-month period ended June 30, 2005 in an amount of 18 million (calculated without considering the Company's indirect ownership in Telefónica) that was included in the caption “Other non-current receivables” as Telefónica’s management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). The amounts booked as tax on minimum presumed income credit have been measured at discounted value, based on Telefónica’s tax projections.

For the six-month periods ended June 30, 2005 and 2004, Cointel has determined tax on minimum presumed income charges amounting to 30,115 and 31,873, respectively, which were included in Cointel’ s income statements for such periods.

l)  Income Statement accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance, prepaid cards and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines or interconnection services are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services are recognized in the period in which all necessary conditions are met to consider them as revenues.

As of June 30, 2005 and 2004 charges for the use, depreciation and amortization of non-monetary assets (materials, inventory, fixed assets and intangible assets) have been stated based on the inflation restated amounts of such assets in accordance with Note 2.1. to the unconsolidated financial statements.

Telinver's management recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of June 30, 2005 and 2004, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of those dates, is 48 million and 29 million, respectively. (Amounts determined without considering the indirect participation of the Company in Telefónica and Telinver).

3. BREAKDOWN OF THE MAIN ACCOUNTS (Amounts stated in millions of Argentine pesos)

     3.1 Breakdown of the main accounts

13
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

The main accounts of the consolidated financial statements as of June 30, 2005 and as of December 31, 2004 and the consolidated statements of operations for the six-month periods ended June 30, 2005 and 2004 were made up as follows (foreign currency balances are presented in Exhibit G):

a) Cash and banks:

	June 30, 2005	December 31, 2004

Banks	8	8

Total	8	8

b) Trade receivables:

	June 30, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Without maturity	20	-	-	-
Past due (1)	156	7	84	7
Current	76	-	152	-

Subtotal (2)	252	7	236	7

Allowance for doubtful accounts (Exhibit E)	(85)	(5)	(74)	(5)

Total	167	2	162	2

(1)	As a result of refinancing of past-due receivables, approximately 4 million of refinanced receivables are disclosed as current receivables as of December 31, 2004.
(2)	In 2005 and 2004, includes 17 million and 12 million, respectively, corresponding to related companies (see Note 7.2.).

c) Other receivables:

	June 30, 2005			December 31, 2004

	Current		Noncurrent	Current	Noncurrent

Guarantee deposits	1		1	1	-
Prepayments to vendors	1		-	1	-
Related Companies receivables (1)	20	(6)	-	39	-
Financial Prepayments	5		-	5	-
Financial Instruments (2)	1		1	1	2
Prepaid expenses	3		-	1	-
Prepaid services (3)	5		-	7	-
Legal deposits	3		-	4	-
VAT credit balance	2		-	-	-
Tax on minimum presumed income	-		72	-	63
Patriotic Bond (4)	-		-	-	42
Net deferred tax assets (5)	-		1,043	-	1,150
Prepaid insurance	2		-	1	-
Other	8		-	10	-

Subtotal	51		1,117	70	1,257
Allowance for net deferred tax assets
(Exhibit E) (5)	-		(1,040)	-	(1,147)
Allowance for impairment of Patriotic
Bond (Exhibit E) (4)	-		-	-	(28)
Allowance for Other receivables (Exhibit E)	(1)		-	(1)	-

Total	50		77	69	82

(1)	See Note 7.2.
(2)	See Note 12.
(3)	See Note 8.
(4)	See Notes 2.1.c) and 13.
(5)	See Note 2.1.k).
(6)	Includes 7 million with other related companies as detailed in Note 7.2. and 13 million with Telefónica S.A - Sucursal Argentina (“TESA Arg.”) (see Note 5.c)(i) to the unconsolidated financial statements).

14
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

d) Inventories:

	Current

	June 30, 2005	December 31, 2004

Raw materials and supplies	1	-
Directories in edition process	4	1
Telephone equipment and other
equipment	5	4

Subtotal	10	5
Allowance for impairment in value
and slow turnover (Exhibit E)	(2)	(2)

Total	8	3

e) Other assets:

	Current

	June 30, 2005	December 31, 2004

Real property intended for sale	2	2
	---	---
Total	2	2

f) Goodwill on investment in companies:

	Original value	Depreciation			Net book value

	At beginning/ end of period/year	At beginning of year	For the period/ year	Accumulated at end of period/year	As of June 30, 2005	As of December 31, 2004

Goodwill - Cointel	804	312	20	332	472	492
Goodwill - Telefónica	227	78	5	83	144	149

Six-month period
ended June 30, 2005	1,031	390	25	415	616

Year ended December
31, 2004	1,031	339	51	390		641

g) Trade payables:

	June 30, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Vendors, contractors and
correspondents (1)	140	1	149	1
Management fee (2)	25	-	35	-
Billing on account and behalf of cellular
and audiotext companies	22	-	26	-
Services collected in advance (3)	6	32	2	33
Other	1	-	1	-

Total	194	33	213	34

(1)	In 2005 and 2004, includes 13 million and 15 million, respectively, corresponding to related companies (see Note 7.2).

15
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

(2)	See Note 7.2.
(3)	In 2005 and 2004, includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the life of the agreement. In 2005 and 2004, includes 1 million and 2 million as current amount and 30 million as non-current amount as of each date with related companies (see Note 7.2).

16
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

h) Bank and other financial payables:

	June 30, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Bank loans and long-term
financing	120	95	112	118
Imports financing	5	5	7	6
Section 33 Law No. 19,550 –
Telefónica Internacional, S.A.
(“TISA”) (1)	778	19	2,921	-
Credit balances with banks	6	-	15	-
Negotiable obligations (2) (3)	232	1,107	174	1,148

Total	1,141	1,226	3,229	1,272

(1)	In 2005 and 2004, includes 37 million and 1,896 million, respectively, corresponding to the Company (see Note 5.c.(ii) to the unconsolidated financial statements), 738 million and 727 million, respectively, corresponding to Cointel (see Note 7.1.), 22 million and 239 million, respectively, corresponding to Telefónica (see Note 12.), and in 2004 includes 59 million corresponding to Telinver. See Exhibit G.
(2)	See issuance conditions and cancellation in Note 11. and Note 9. to unconsolidated financial statements.
(3)	See Note 11.

i) Payroll and social security taxes payable:

	June 30, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Vacation and bonus accrual	21	-	23	-
Social security taxes payable	7	-	8	-
Pre-retirement agreements
and others (1)	7	7	8	8
Other	1	-	1	-

Total	36	7	40	8

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. Includes 4 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and June 30, 2005 and are to be paid until the worker qualifies to obtain legal pension benefits.

j) Taxes payable:

	Current

	June 30, 2005	December 31, 2004

Turnover tax accrual (net of
prepayments)	7	6
Health and safety taxes	12	12
Value added tax	14	7
Tax on minimum presumed income
(net of prepayment)	8	5
Other	25	22

Total	66	52

17
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

k) Other payables:

	June 30, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Financial instruments (1)	6	6	5	2
International Telecommunication Union (2)	10	-	10	-
Related companies payables (3)	5	-	7	-
Other	10	10	13	13

Total	31	16	35	15

(1)	Corresponds to foreign currency swap agreements, forward contracts and options described in Note 12.
(2)	See Note 10.b).
(3)	See Note 7.2.

l) Cost of services provided:

	June 30,

	2005	2004

Telecommunications services (Exhibit H)	(475)	(468)
Cost of services provided (Exhibit F)	(5)	(7)

Total	(480)	(475)

m) Other holding and financial income / (loss) on liabilities:

	June 30,

	2005	2004

Deferred expenses amortization	(2)	(2)
Tax on bank account credits and debits	(4)	(3)

Total	(6)	(5)

18
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

3.2 AGING OF CURRENT INVESTMENTS, RECEIVABLES AND LIABILITIES AS OF JUNE 30, 2005:

	Assets			Liabilities

	Current investments	Trade receivables (a)	Other receivables (c)	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable	Other payables	Other liabilities- Section 33 -Law No. 19,550 companies

Past-due:

Up to three months	-	69	1	11	-	-	-	-	-
From three to six months	-	10	-	2	-	-	-	-	-
From six to nine months	-	8	-	-	-	-	-	-	-
From nine to twelve months	-	8	-	-	-	-	-	-	-
From one to two years	-	15	-	-	-	-	-	-	-
From two to three years	-	15	-	1	-	-	-	-	-
Over three years	-	38	-	-	-	-	-	-	-
Without maturity:	17	19	26	13	6	-	29	20	-
Current:
Up to three months	120	64	15	156	704	17	30	4	-
From three to six months	-	6	4	5	267	4	-	1	-
From six to nine months	-	4	2	5	111	13	-	6	-
From nine to twelve months	-	3	2	1	53	2	7	(1)	-
From one to two years	-	-	7	2	188	3	-	8	-
From two to three years	-	-	17	2	474	2	-	6	-
From three to four years	-	-	52	2	18	1	-	1	-
From four to five years	-	-	-	2	17	1	-	1	-
Over five years	-	-	1	25	529	-	-	-	-

Subtotal	137	259	127	227	2,367	43	66	46	-
Other liabilities to be
capitalized	-	-	-	-	-	-	-	-	1,785
Allowance for doubtful
accounts (Exhibit E)	-	(90)	-	-	-	-	-	-	-
Benefits under the Collective Labor
Agreements	-	-	-	-	-	-	-	1	-

Total	137	169	127	227	2,367	43	66	47	1,785

Balances:
Percentage accruing interest
at fixed rate	97%	3%	2%	-	60%	-	-	26%	-
Percentage accruing interest
at variable rate	-	42% (b)	1%	-	37%	-	-	-	-
Percentage accruing income
at variable rate	3%	-	-	-	-	-	-	-	-
Interest:
Annual average interest rate
in foreign currency	4%	-	2%	-	9%	-	-	6%	-
Annual average interest rate
in local currency	6%	26%	8%	-	7%	-	-	-	-

(a)	Includes 7 million past-due classified as non-current trade receivables taking into account Telefónica's Management estimates regarding probable collection terms.
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to deferred tax net asset totally reserved.

4. TELEFONICA’S OPERATIONS

Sociedad Licenciataria Sur S.A., nowadays Telefónica, was created in compliance with the provisions of the List of Conditions for the privatization of Empresa Nacional de Telecomunicaciones (“Entel”). Telefónica has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

19
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

Additionally, Telefónica signed a license agreement with the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced. On June 9, 2000, the National Executive Power ("NEP") issued Decree No. 465/00, which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000 the NEP issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, Interconnection, Universal Service and the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. On September 19, 2000 Telefónica filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

Telefónica’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of tariffs and, since early 2002, Telefónica has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that Telefónica operates, and the situation affecting service rates described in Note 9. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining Telefónica's revenues and expenses is currently mismatched as a result of the “pesification” and freezing of Telefónica's tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of pending tariff renegotiation with the Argentine government. Telefónica's tariff renegotiation proposal presented to the Argentine government attempts to rebalance the relationship between variables determining revenues and costs of Telefónica (including investments), i.e. to achieve the “Telefónica's economic and financial equation” of such company contemplated in the Transfer Contract (the “economic and financial equation”). (See Note 9.).

As of the date of issuance of these financial statements, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002, show positive signs such as growth in the economy, stabilization of the exchange rate and less inflation, although there have been certain signs of deceleration in the pace of economic growth and rises in domestic prices. Therefore, in the opinion of the Company, Cointel and Telefónica’s Management, there is a greater certainty in the operating and economic environment, due to, among other factors, a relative stabilization in the Peso equivalent amounts of its foreign currency denominated consolidated debt, due to the financing already obtained by Telefónica and the gradual reduction of Telefónica’s short term debt (see Note 12.).

Although Telefónica has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and that certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute Telefónica's economic and financial equation. (See Note 9.)

Telefónica has signed a Management Agreement with its operator and majority shareholder, Telefónica S.A. (“TESA”, formerly known as Telefónica de España S.A.). Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA's option. On October 30, 2002, TESA notified Telefónica that it intended to exercise the option to extend the effective term of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of Telefónica’s “gross margin”, as defined in the Agreement. On July 30, 2003 Telefónica entered into a Supplement to the Agreement, confirmed by its General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

20
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meeting approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authority. The related request has been filed to the S.C. and is pending. Therefore, the changes to Telefónica's corporate purpose are subject to administrative approval by the S.C.

5. REGISTRABLE ASSETS OF TELEFONICA (Figures according to Cointel's consolidated financial statements as of June 30, 2005)

On October 27, 1994, "ENTel in liquidation" issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of June 30, 2005 these assets have a net book value of about 590 million, of which approximately 516 million (both amounts restated as described in Note 2.1. to the unconsolidated financial statements) have been registered in Telefónica's name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

6. PREFERRED SHARES OF COINTEL (Figures according to Cointel's unconsolidated financial statements as of June 30, 2005)

Cointel’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a) Three different classes of preferred shares were issued: A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b) The issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in U.S. dollars and until the closing of the three month period ended on March 31, 2002, Cointel valued them in accordance with such clauses. However, and according to Cointel's and its legal advisors' final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 2.4. to the unconsolidated financial statements). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the CER accrued until the redemption and/or payment date.

During the six-month period ended June 30, 2004, Cointel had received a claim from the preferred shareholder that holds 100% of the outstanding preferred shares in relation with the “pesification” of its preferred shares. On September 16, 2004 Cointel has been notified of a legal action filed by such preferred shareholder contesting the shareholders’ meeting held on April 19, 2004 that approved the financial statements for the fiscal year ended December 31, 2003 and possibly the previous meetings, and in particular the shareholders’ decision approving the financial statements as of

21
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

December 31, 2003 insofar as they disclose as “pesified” the redemption value of the preferred shares and related accumulated unpaid accrued dividends in accordance with the regulations described above. In addition, Cointel has been notified of a precautionary measure (specifically, an order to record the existence of a pending action) in connection with the contestation filed in court by such preferred shareholder. Cointel’s Management and its legal counsel consider that, based on the above mentioned analysis and in the light of the rules in force, the likelihood that the outcome of this issue could have an adverse effect on Cointel’s financial position is remote.

c)  The periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of Cointel’s year-end date.

d)  Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)  Preferred dividend payment dates are as follows:

1. Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends should be paid on the 30th day of April in each year to and including 2003, in the event of liquid and realized profits or free reserves (see item j) of this note).

2.  Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends should be paid on the 30th day of April in each year to and including 2007, in the event of liquid and realized profits or free reserves (see item j) of this note). On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)  Preferred capital amortization dates are as follows:

1.  Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations should be made on the 30th day of April in each year until and including 2003, in the event of liquid and realized profits or free reserves (see item j) of this note), in installments equal to a seventh of the preferred capital of this type of stock. The General and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.  Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations should be made on the 30th day of April in each year until and including 2007, in the event of liquid and realized profits or free reserves (see item j) of this note), in installments equal to a tenth of the preferred capital of this type of stock. The General and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical value) and US$4,030,000 (face value 2,127,840 in historical value), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

g)  For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of Law No. 19,550, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid and realized profits or free reserves.

h)  If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)  In the event of liquidation of Cointel, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

22
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

j) Cointel, among other provisions detailed in the issuance conditions, has agreed:

1. Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2. To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3. To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by Cointel.

4. To incur no debt that shall cause all the debts of Cointel to exceed at any time the amount of US$850 million.

As of the date of issuance of these financial statements, Cointel has met all obligations arising from the issuance conditions of preferred stock. However, as of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that have not been redeemed as set forth in the original schedule, because Cointel did not have liquid and realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k) The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l) The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of Law No. 19,550 as amended, (ii) if voluntary dissolution of Cointel has been elected by Cointel or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed and past-due at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after Cointel has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of Cointel's preferred capital determined in accordance with the issuance clauses prevailing and considering the effects of Decree No.214/02 and related regulations and the preferred dividends accumulated, unpaid but not yet due as of June 30, 2005 as established in the issuance clauses and considering the effects of Decree No.214/02 and related regulations, is as follows:

	Capital stock			Amounts stated in millions of Argentine pesos

Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos (1)	Accumulated unpaid dividends as of December 31, 2004 (2) (3)	Fifteenth preferred dividend period (3)	Total accumulated unpaid but not due preferred dividends (3)

A	2		5	1	-	1
B	13		39	9	1	10

	14	(4)	44	10	1	11

(1)	See b) in this Note.
(2)	Corresponds to the preferred dividends accrued during the twelve-month periods ended December 31, 2004, 2003, 2002 and 2001, which are unpaid as of December 31, 2004, plus the adjustment for the CER as of June 30, 2005.
(3)	Preferred dividends have been calculated as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related regulations.
(4)	The table may not sum due to rounding in millions. See Note 2.3. to the unconsolidated financial statements.

23
(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

As of June 30, 2005, Cointel's preferred stock restated for inflation as stated in Note 2.1. to the unconsolidated financial statements amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 44 million. Cointel believes that the difference of 14 million in the value of preferred stock represents a redistribution of the total value of Cointel’s capital stock between its common and preferred shareholders. The difference as of June 30, 2005 is comprised of an initial negative balance as of December 31, 2004 of 16 million (restated as described in Note 2.1. to the unconsolidated financial statements) and an increase of 2 million corresponding to the evolution of the preferred stock’s balance, calculated in accordance to Decree No. 214/02 and related regulations during the six-month period ended June 30, 2005.

The issuance provisions of Cointel’s preferred A and B shares provide that, should there be no liquid and realized profits or free reserves, Cointel will not partially amortize preferred capital or pay the respective preferred dividends.

According to the above-mentioned provisions, Cointel did not partially amortize preferred stock or pay preferred dividends corresponding to the eleventh, twelfth, thirteenth and fourteenth period. For the above reasons this situation is not to be considered a default of Cointel’s obligations.

According to item 5.a) of the preferred shares issuance conditions, the holders of Class A shares of preferred stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

7. SECTION 33 – LAW No.19,550 COMPANIES AND RELATED COMPANIES

7.1. Cointel’s outstanding balances and transactions with related companies (figures calculated in proportion to the Company's interest in Cointel as of June 30, 2005)

As of June 30, 2005, there are twenty nine outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower), which accrued interest at six-month LIBOR plus 5.5% payable semiannually. The principal (except for the loan mentioned at the end of this paragraph) has a semiannual repayment term, renewable automatically for an equal period of time unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date. As of June 30, 2005, the book value of the outstanding loans amounts to approximately US$256 million (equivalent to 738 million as of June 30, 2005) of which US$248.5 million corresponds to the principal amount and approximately US$7.3 million to interests. Such amount includes a loan of US$ 18.2 million (US$ 9.1 million calculated in proportion to the Company's interest in Cointel) with an amortization settled in equal annual consecutive installments until April 30, 2007. The first three installments of such loan with maturity dates settled on October 30, 2002, April 30, 2003 and April 30, 2004, respectively, were refinanced by TISA until October 31, 2005. As of June 30, 2005, Cointel classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.

During year 2002, Cointel and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the six-month period ended June 30, 2005, interests converted into principal under the above-mentioned loans amounted to US$ 9 million.

In obtaining the above-mentioned loans, Cointel has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on Cointel or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon Cointel defaulting on any of the obligations undertaken under the loan agreement, changes in Cointel’s controlling shareholders, Cointel or its affiliates defaulting on their obligations in excess of euro 20 million or its equivalent in other currency, changes in Cointel’s main business activity, should Cointel or any of its affiliates lose the government licenses obtained should Cointel’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect Cointel’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised Cointel that until December 31, 2005: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting Cointel’s ability to settle the payables to TISA in connection with the loan agreements and (iii) TISA shall not consider that debts have become due and payable for Cointel’s failure to meet certain financial ratios established in most of

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

the contracts. Regarding the maximum term provided by the above mentioned waiver, as of June 30, 2005, Cointel has classified as current liabilities, maturing in December 2005, a loan of 6.5 million (equivalent to US$ 2.25 million at the exchange rate in effect at June 30, 2005), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of Cointel or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, Cointel obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering until July 1, 2006. With respect to the loan agreements renewed or executed as from July 26, 2004, TISA has agreed upon with Cointel the elimination of those clauses that stipulated their early termination in case of restrictions that could limit Cointel’s capacity to make payments to TISA under the agreements.

During the six-month periods ended June 30, 2005 and 2004, Cointel accrued interest related to loan agreements with companies relating to Section 33 - Law No.19,550 for an amount of 29.8 million and 13.3 million, respectively.

During the six-month periods ended June 30, 2005 and 2004, Cointel received administrative services from Telefónica, which are disclosed under “Administrative expenses” in Cointel’s income statements as of such dates.

On the other hand, as of June 30, 2005, Cointel has other receivables with one of its shareholders, Telefónica Internacional Holding B.V. (“TIHBV”), for an amount of 0.6 million, which is disclosed in Cointel net financial liabilities in foreign currency.

7.2. Telefónica and Telinver's outstanding balances and transactions with related companies
(calculated in proportion to the Company's interest in Cointel as of June 30, 2005)

During the six-month periods ended June 30, 2005 and 2004, respectively, Telefónica and Telinver made the following transactions with related parties (in million of Argentine pesos):

	June 30, 2005	June 30, 2004

	Income / (loss)

Management fee:
Telefónica S.A. - Sucursal Argentina	(18)	(17)

Net income (losses) from goods and services:
Telefónica Comunicaciones Personales S.A. (“TCP”)	52	29
Telefónica Data Argentina S.A. ("TDA")	10	10
Atento Argentina S.A. ("Atento")	(4)	(4)
Telefónica Ingeniería de Seguridad S.A.	(1)	(1)
Emergia Argentina S.A.	1	1
Telefónica Internacional Wholesale Services ("TIWS")	-	1
C.P.T. Telefónica Perú	3	4
Telefónica S.A. - Sucursal Argentina	(1)	(1)
Telefónica S.A.	2	(1)
Cía de Radiocomunicaciones Móviles (1)	10	-
Televisión Federal S.A. - Telefé	(1)	(1)
Telefónica Procesos y Tecnología de Información	-	(2)
Communications Technologies Inc.	(1)	-
Telefónica Investigación y Desarrollo	-	(1)
Telefónica del Brasil	1	1
Telcel Venezuela (1)	1	-
CTC Mundo S.A.	-	1

Total	72	36

Net financial charges
TISA	(6)	(33)

Total	(6)	(33)

Purchases of goods and services
TDA	1	2

Total	1	2

(1) Company incorporated to Telefónica Group in 2005.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Telefónica’s and Telinver's balances with the operator (TESA) and other of Cointel’s shareholders and other related companies as of June 30, 2005 and December 31, 2004 are as follows (in millions of Argentine pesos):

	June 30, 2005	December 31, 2004

Assets
Trade receivables:
Communication Technologies Inc	3	4
Telefónica Gestión de Servicios Compartidos S.A. (“T-
Gestiona”)	2	2
TIWS España	1	-
TCP	6	-
Telcel Venezuela (3)	2	-
Televisión Federal S.A. - Telefé	1	1
C.P.T. Telefónica Perú	2	5

Total Trade receivables	17	12

Other receivables:
TDA	4	9
TISA	-	1
Telefónica Media Argentina S.A. ("Temarsa")	1	1
Atento	1	1
Other	1	-

Total Other receivables	7	12

TOTAL ASSETS	24	24

Liabilities
Trade payables
TESA	-	1
CTC Mundo S.A.	1	2
TESA Arg. (1)	25	35
Emergia Argentina S.A.	31	33
Telefónica Servicios Audiovisuales	1	1
Cía de Radiocomunicaciones Móviles (3)	8	-
Televisión Federal S.A. - Telefé	1	-
Telefónica Soluciones S.A.	-	8
Telefónica Investigación y Desarrollo S.A.	2	2

Total Trade payables	69	82

Bank and other financial liabilities
TISA (2)	22	298

Total Bank and other financial liabilities	22	298

Other payables
TESA	5	6
TESA Arg.	-	1

Total Other payables	5	7

TOTAL LIABILITIES	96	387

(1) Corresponding to liabilities related to management fee.
(2) See Note 12.
(3) Company incorporated to Telefónica Group in 2005.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

7.3. Telinver (Figures according to Cointel's consolidated financial statements as of June 30, 2005)

On January 3, 2005, Telinver assigned to Telefónica, pursuant to three assignment agreements, an amount of US$ 39 million corresponding to Telinver’s total indebtedness to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefónica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned. In consideration for the assignment, Telinver subscribed two loan agreements in Argentine Pesos for an amount of approximately 71 million and 45 million, respectively.

Subsequently, on February 14, 2005, Telinver's Ordinary Shareholders' Meeting approved a capital increase of 71,519,163. Telefónica subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph. The remaining debt of 45 million as of the date of the capitalization mentioned in the above paragraph will be repaid by Telinver in 8 semi-annual installments and at an 11% annual nominal interest. Due to the capitalization, as of June 30, 2005 Telinver holds a shareholders’ equity amounting to 29 million. However, due to the amount of accumulated losses as of that date, Telinver falls under the conditions for mandatory capital reduction established in Section 206 of Law No.19,550, because losses exceed reserves and 50% of capital stock. Decree No. 540/05 of the NEP extended until December 10, 2005 the suspension declared on the enforcement of Section 206 of the Business Association Law.

7.4. E-Commerce (Figures according to Cointel's consolidated financial statements as of June 30, 2005)

As arise from Cointel's financial statements as of June 30, 2005, Telefónica holds together with Alto Palermo S.A. ("Alto Palermo") a 50% interest in E-Commerce, as business partner in the electronic trading range through Internet to commercialize products of the shopping center of such company.

Additionally, the parties undertook to make voluntary capital contributions for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

7.5. Commitments related to TCP (Figures according to Cointel's consolidated financial statements as of June 30, 2005)

In July 1999, Telefónica provided to the Argentine Government with performance guarantees to ensure TCP’s service coverage in Argentina under its PCS licenses in the amounts of US$22.5 million individually and 45 million jointly with Telecom Argentina S.A. As informed by TCP, the duties arising from its PCS licenses have been complied with. Although the CNC has finished the technical review of existing network, as of the date of issuance of these financial statements the file of this technical review was on the administrative course and as a result the Company is still subject to these guarantees. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

8. CONTRACTS (Figures according to Cointel's consolidated financial statements as of June 30, 2005)

- IBM Contract

On March 27, 2000, Telefónica’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of Telefónica’s information systems. Telefónica, TCP, Telinver and TDA executed a contract with IBM whereby Telefónica outsourced the operation and maintenance of the information technology infrastructure to IBM for six and a half year term and there is a transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

1. Service Price: Over the duration of the contract, Telefónica committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

2. Transfer of Equipment: The agreement stipulated that at the inception of the contract, Telefónica should transfer to IBM at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to Telefónica at a fixed price, the assets that were designated to provide the services at that date.

3. Renewal of the Agreement: Fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve month before the expiration of the agreement, the agreement shall be finished on the expiration date.

As of the date of these financial statements, Telefónica has started with the renegotiation process of the agreement.

The following is a summary of the primary contractual cash flows related to Telefónica and its controlled company, Telinver, agreement with IBM, as it was originally stipulated in 2000:

(in millions of U.S. dollars from 2000 to 2006)

Assets acquired by IBM	24.5
Baseline monthly installments (service fee
total payments)	(218.6)
Repurchase of assets	(14.9)
Refund (only if the contract is
renewed)	3.3

As a result of the peso devaluation, Telefónica renegotiated the contract originally denominated in dollars.

On the basis of a supplementary contract agreed upon by the parties, Telefónica undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million and US$ 35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

- Other

Telefónica signed contracts for lease of satellites, vehicles and real property and operation and maintenance of submarine cables, which include approximately 44 million of minimum future payments as of June 30, 2005.

9. TARIFF

9.1. Rate regulations

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No.304/03, the S.C. established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, this Law authorized the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The NEP, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The NEP shall be responsible for submitting the renegotiation proposals to the National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event that the above mentioned period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Under the legal framework described, on May 20, 2004, Telefónica, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving such companies’ rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which eventually did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in subsections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the SC issued Resolutions No. 261, No. 272 and No.73, dated November 12, 2004, November 23, 2004 and March 31, 2005, respectively.

Resolution No. 261 approved Telefónica's promotional offer of telephone access through non geographical numbering, to the value added Internet access service described in sub-paragraph b), for customers in urban areas located more than thirty (30) kilometers away from Telefónica's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the Secretary of Communications accepted Telefónica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No.149 dated June 21, 2005 Telefónica and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retired, Pensioner and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, Telefónica is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of Telefónica's Management, the application of the issues mentioned in subparagraphs a), b) and c) will not have a significant impact on Telefónica's future results.

During the final months of 2004 and the beginning of 2005, the Argentine Government signed letters of understanding with several providers of public utility services, which established tariff adjustments of 15% to 30% and a new term for their review. These agreements will be validated once they are signed as Argentine decrees. As of the date of issuance of these financial statements, however there have been no letters of understanding or tariff adjustments for the telecommunication services.

On March 8, 2005 the Ministry of Economy and Production and Federal Planning, Public Investment and Services, pursuant to Resolutions No. 123 and No. 237, respectively, scheduled public audiences with electricity and gas companies in order to analyze tariff increases. However, as of the date of issuance of these financial statements, no telecommunication service companies have been notified of a date for a public audience.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion of Telefónica’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime shall not maintain the value of its tariffs in US Dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on Telefónica’s financial condition and future results and, consequently, on Cointel's and the Company's. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

9.2. Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which Telefónica is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in Note 10.d), awarded a precautionary measure ordering the National Government, Telefónica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see note 10.d).

Telefónica, Telecom S.A. and the S.C. entered into agreements with the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the price cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

In the opinion of Telefónica’s Management and its legal counsel, the resolution of these issues related to the Price Cap might exclusively affect the maximum tariffs for future services that Telefónica is authorized to collect from its customers for services, areas or customers in which effective competition has not been declared. As of June 30, 2005, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the mentioned agreements.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system above mentioned. Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

9.3. Tariff restructuring (Figures according to Cointel's consolidated financial statements as of June 30, 2005)

The tariff restructuring implemented as from February 1, 1997 pursuant to Decree No. 92/97, established a new tariff structure through an increase in the price of the monthly basic charge and the local service tariffs and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the tariff restructuring was to be neutral for a two-year period following its implementation. On December 1, 1999 the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on the results of its operations.

10. LAWSUITS AND CLAIMS (Figures according to Cointel’s consolidated financial statements as of June 30, 2005)

Contingencies

Telefónica is presently facing various proceedings and claims in the labor, tax, regulatory compliance and other areas, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of Telefónica’s legal counsel, indicates that it is probable that a liability has been incurred at the date of closing of the financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies. As of June 30, 2005, the amount recorded as reserve for contingencies is 289 million (figures according to Cointel’s consolidated financial statements as of June 30, 2005).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The breakdown of the reserve for contingencies (figures according to Cointel’s consolidated financial statements as of June 30, 2005) is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 181 million and 162 million as of June 30, 2005 and as of December 31, 2004, respectively. The closing balance of the reserve as of June 30, 2005 is mainly comprised of:

i) probable losses of 91 million resulting from a significant increase of claims brought by employees during the fiscal year 2004, related to salary differences, taking into account certain recent judgments of Appeals courts that were adverse to Telefónica.

ii) claims for alleged rights provided in the labor law and related costs which amount to 28.6 million. Telefónica intends to defend its rights vigorously in whichever instances are necessary.

iii) other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties
•	Labor accidents
•	Illnesses
•	Other severance payments

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable to lose amounted to 57 million and 54 million as of June 30, 2005 and as of December 31, 2004, respectively.

These tax issues are related to:

•	Municipal taxes
•	Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable to lose as of June 30, 2005 and as of December 31, 2004 amounts to 51 million and 55 million, respectively. These other matters relate to:

•	Damages
•	Regulatory compliance claims
•	Other claims for rescission of commercial agreements

a) Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the NEP can be raised as a defense to Telefónica's joint and several liabilities under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the NEP. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As of June 30, 2005, the claims filed against Telefónica including accrued interest and expenses totaled approximately 58 million (in original currency). Telefónica has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of June 30, 2005 Telefónica has paid approximately 12 million (in original currency) in cash for the above mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica’s Management and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b) International Telecommunication Union Liability

On July 29, 2003, Telefónica received a communication sent by the Comisión Nacional de Comunicaciones (“CNC”) requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into Telefónica, to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies through reductions in employers' social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. No.18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative "argentin@internet.todos", to be managed by the International Telecommunications Union ("UIT"). Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million (see note 3.1. k), which Telefónica understands is the full amount of its liability as of June 30, 2005.

In the opinion of Telefónica's Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so stated to the CNC in a note dated August 13, 2003 in which it requested that the proceedings be remitted to the appropriate government agency.

c) Fiber optic cables

In December 2000, Telefónica was served with an ex officio assessment imposed by the Argentine Tax Authorities in relation to Income Tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, Telefónica and its legal counsel appealed the assessment imposed by the National Tax Authorities in the Argentina's Administrative Tax Court based on Telefónica's opinion that there are solid arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against Telefónica forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, recently entered against Telefónica,

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Telefónica has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004, which have been charged as of that date to Telefónica’s income statement as definitive payment. In Telefónica’s opinion this matter will not have additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, Telefónica and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against Telefónica and they have presented an appeal to have the judgment against Telefónica reviewed by the National Court of Appeals in Administrative Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

d) Other

Consumidores Libres initiated a legal action against Telefónica, Telecom S.A., Telintar Argentina S.A. and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Consumidores Libres’ objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter has been also rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

In the opinion of Telefónica’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of Telefónica’s operations or its financial position.

11. COINTEL'S AND TELEFONICA'S NEGOTIABLE OBLIGATIONS

11.1. Cointel's Negotiable obligations (Figures according to Cointel's consolidated financial statements as of June 30, 2005)

The Regular and Special Shareholders´ Meeting held on March 31, 1997, had approved a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies.

Under the Program, Cointel’s Board of Directors decided the issuance of two series of Negotiable obligations: Series “A” for US$225 million and Series “B” for 175 million (historical currency); the maturity date was August 1, 2004, for both Series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, Cointel placed all of the issuance on the market.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The agreement for this issuance gave a detailed description of its settled restrictions.

On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011 at an annual nominal rate of 8.85% and paid in cash the amount of US$24 million and 4.6 million in exchange for Cointel’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.1 million of negotiable obligations at 10.375% peso denominated notes due in 2011 which on August 1, 2004 were converted into U.S. dollars and started to accrue interest at an annual nominal rate of 8.85% for the Company’s Series B notes. Additionally, Telefónica transferred Cointel’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in Telefónica’s short-term financial debt to TISA.

During fiscal years 2003 and 2004, Cointel purchased Negotiable Obligations Series “A” for a nominal value of US$ 24 million, and subsequently it repurchased all of such notes.

After the prepayments above-mentioned, the outstanding principal amount under such issue was US$ 200.9 million.

On July 26, 2004, TISA granted a US$ 103 million loan to Cointel in order for that company to cancel all Series “B” Negotiable Obligations and the portion of the Series “A” Negotiable Obligations held by third parties plus interest thereon, both with maturity on August 1, 2004.

In addition, on July 27, 2004 Cointel agreed with TISA the repurchase of the fully of the Series “A” Negotiable Obligations held by TISA in order to proceed to their cancellation, which occurred on that date. In connection with the referred repurchase, on July 28, 2004 Cointel borrowed a US$ 171.4 million loan from TISA equivalent to the amount of principal plus interest accrued on such Negotiable Obligations as of that date. The loan did not imply the delivery of funds.

Based on the above, as of the date of issuance of these financial statements, Cointel has fully cancelled debt for principal and interest related to the issuance of Negotiable Obligations above-mentioned. (See Note 18. to the consolidated financial statements).

11.2. Telefónica's Negotiable obligations (Figures according to Cointel's consolidated financial statements as of June 30, 2005)

As of June 30, 2005, there were ten Telefónica's negotiable obligations issues outstanding:

Month and year of issuance	Face value (in millions)		Term in years	Maturity month/year	Rate per annum %		Use of proceeds

05/98	US$	125.6	10	05/2008		9.125	(a)
06/02	US$	71.4	4	07/2006		9.875	(b)
08/03	US$	189.7	4	11/2007		11.875	(b)
08/03	US$	212.5 (d)	7	11/2010		9.125	(b)
08/03	US$	0.03 (c)	8	08/2011		8.85	(b)
08/03	US$	134.6 (e)	8	08/2011		8.85	(b)
10/04		$134.8	1	10/2005		8.25	(b)
10/04		$65.2	1.5	04/2006	Badlar +	2.40 (g)	(b)
02/05		$200 (f)	1	02/2006		8.00	(b)
02/05		$50	2	02/2007	Encuesta +	2,50 (h)	(b)

(a)	Financing of investments in fixed assets in Argentina.
(b)	Refinancing of liabilities.
(c)	On August 1, 2004 were converted into U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.
(d)	Net of US$ 7.5 million repurchased during 2004.
(e)	Net of US$ 13.5 million repurchased during 2004.
(f)	Corresponds to bonds with zero coupon.
(g)	Corresponds to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by banks in public and private sectors on deposits in excess of 1 million for a term of 30 to 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15% .
(h)	Corresponds to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the BCRA for fixed-term deposits for a term of up to 59 days for deposits ranging from $100,000 to $499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15% .

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance; and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of Telefónica’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to delete substantially all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these financial statements, in the opinion of Telefónica’s Management, Telefónica has met all obligations arising from the agreements signed in connection with these issuances.

Telefónica issued negotiable obligations in dollars under Telefónica’s Global Program, of up to US$ 1.5 billion or its equivalent in other currencies and the commitments are those customary for this kind of transactions.

Issuance of Negotiable Obligations under the December 2003 Program

The shareholders’ meeting of Telefónica held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to the Telefónica's Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

On April 23, 2004,Telefónica's Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program, for a nominal amount of 163.3 million, which have been cancelled as of the date of these financial statements.

On October 28, 2004 Telefónica issued the Second Class of Negotiable Obligations for 200 million under the above mentioned program. The issuance comprises a Series A for an amount of 134.8 million, with a 365-day term and an 8.25% coupon and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual, with a nominal annual minimum interest of 7% and a nominal annual maximum interest of 15%.

On February 11, 2005 Telefónica issued 250 million of negotiable obligations in two Series, the Fixed Rate Series at 365 days for 200 million with a 8% nominal interest rate coupon and the Variable Rate series at 730 days for 50 million with a variable interest rate coupon based on the Tasa Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

12. FINANCIAL OPERATIONS OF COINTEL AND TELEFONICA

• Financial operations of Cointel (Figures according to Cointel's unconsolidated financial statements as of June 30, 2005)

Cointel's general financing policy is to cover future fund needs to repay short-term debt, if possible depending on the evolution of the economic situation, with bank loans and/or access to capital markets and TISA's loans, or alternatively, by requiring the refinancing of its payables.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to use its best efforts to provide financing directly or indirectly, subject to the Company's own fund availability, which depends on the evolution of the issues affecting the Company's own financial situation.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

On the other hand, TESA has advised Cointel that, as of the date of issuance of these financial statements, it was still evaluating financing alternatives for such company, including the possibility of refinancing or not over the long-term TISA’s current loans to Cointel and, if necessary, providing additional financing.

As of June 30, 2005, Cointel's current assets are lower than its current liabilities in 1,481 million, the latter including approximately 99.6% (1,476 million) of debt owed to TISA. Consequently, Cointel’s ability to meet its short term liabilities will depend on TISA's continued refinancing of the loans granted to Cointel, or on the obtainment of other financing from related or unrelated parties, which to date are not available in sufficient amounts for Cointel.

Should no financing alternatives be available for Cointel or should Cointel not succeeds in obtaining refinancing, Cointel would not have sufficient funds available to meet its current liabilities as they become due disclosed on its balance sheet as of June 30, 2005.

Although Cointel will continue to make its best effort to obtain such financing, which up to date has had favorable results through obtaining waivers from creditors and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be and, consequently, whether Cointel will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

• Financial operations of Telefónica (Figures according to Cointel's consolidated financial statements as of June 30, 2005)

Telefónica’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it were necessary, with bank loans and/or access to capital markets and possibly refinancing of the indirect controlling company of Telefónica.

As of June 30, 2005, Telefónica's consolidated current assets are lower than its consolidated current liabilities in 698 million, the latter including approximately 3% (US$15 million), of debt with the indirect controlling company of Telefónica.

During 2004, as well as in prior periods, Telefónica managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term refinancing. Additionally, Telefónica has been granted short-term loans from local financial institutions in an amount of 120 million. In May 2004, October 2004 and February 2005, Telefónica issued negotiable obligations for 163.3 million, 200 million and 250 million (see Note 11.2.), the first of which has already been cancelled. Additionally, Telefónica expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancings options and/or other financing alternatives that Telefónica may consider will, in the opinion of its Management, enable Telefónica, to settle or successfully refinance the remaining balance of its short-term indebtedness.

In 2004 TISA refinanced some Telefónica's liabilities, and has advised to the Company, Cointel and Telefónica that, as of the date of issuance of these financial statements, it was still assessing other financing alternatives for such companies including, if necessary, providing additional financing.

Telefónica's long-term bank financing (Figures according to Cointel's consolidated financial statements as of June 30, 2005)

Telefónica has borrowed long term funds from major financial institutions in an amount equivalent to 191 million as of June 30, 2005. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

• Telefónica's financial instruments (Figures according to Cointel's consolidated financial statements as of June 30, 2005)

Hedging Policy

An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly the short term payments and then hedging the long term ones including through derivative instruments; (ii) to cover Telefónica's indebtedness in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of Telefónica's financial indebtedness, or to refinance it by issuing Peso-denominated debt or entering into agreements to Peso-denominated debts.

During the years 2002 and 2003, Telefónica has been unable to hedge the foreign exchange risk related to the foreign currency denominated debt due to the lack of depth of the peso/dollar derivative market, appropriate counterparts or high costs of such transactions. As of June 30, 2005, Telefónica keeps bank and financial indebtedness in foreign currency for an amount equivalent to 2,492 million and for the purpose of partially hedging its indebtedness in foreign currency, Telefónica has deposits in US Dollars as of that date for an amount of US$ 76 million.

The main aspects of the hedging policy of Telefónica are the following:

i. Existence of clearly identified risk and Telefónica’s risk management objectives and strategies.

Since the Convertibility Law pegged the peso at a value of $ 1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/U.S. dollar in comparison with currencies other than the Argentine peso and the US dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls.

Until 2002, Telefónica did not hedge its U.S. dollar-denominated debts obligations because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and Telefónica had revenues stream linked to the U.S. dollar because its rates were denominated in U.S. dollars and converted into pesos at the end of the month. However, in some cases Telefónica hedged US dollars against yens and euros (see “Swaps”). Before the Convertibility law, according to the Transfer Contract, the rates were to be adjusted for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law almost all of Telefónica’s revenues were stated in pesos but almost of all Telefónica's debt was denominated in foreign currency, so Telefónica had a mismatch between the revenues and the financial debt in foreign currency.

As a consequence of the above mentioned mismatch Telefónica established a policy of partially hedging Telefónica’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and its effects on certain future short-term payments of Telefónica’s debt obligations denominated in foreign currencies. Moreover, Telefónica’s policy does not include holding of derivative financial instruments to hedge the exposure to interest rate risk.

Telefónica has no financial instruments for trading purposes.

ii. Matching the main features (notional, maturity date and interest payment dates) of the underlying and one side of the derivative.

Telefónica tries to obtain this balance especially for the foreign currency debt and derivates hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of the Argentina's derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however, have not been significant with respect to the purpose of the hedge. Telefónica intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Telefónica documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii. Capacity to revaluate the derivatives instruments at market prices.

Telefónica uses internal valuations for the derivatives instruments which are verified with independent parties’ valuations (e.g. bank valuations).

As part of its hedge policy, Telefónica has entered into the following instruments:

a) Swaps

During September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate, in connection with the loan which nominal amount as of June 30, 2005 was 6.2 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of June 30, 2005, the related liability, taking into account the effect of the above mentioned swap and the additional interest accrued, amounts to US$65 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica's shareholders' equity.

Additionally, during December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of Telefónica's net position of assets and liabilities in Euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (Mediocredito Centrale) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2017 and provides a fixed exchange rate of 0.998 Euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

b) Options

Call Spreads: In September 2004 Telefónica entered into an agreement with TISA for two new strategies of exchange rate options, known as “Call Spreads”, with maturities in January and February 2005, which consisted of an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

Options could be exercised only upon maturity thereof. Upon each maturity date, January and February 2005, the options were not exercised because the exchange rate prevailing at those dates was outside the strike band of the options. The cost of the premium paid has been charged to Telefónica’s income statement.

As of June 30, 2005 there are no pending option transactions.

•	Telefónica's financing with Related Parties (Figures according to Cointel's consolidated financial statements as of June 30, 2005)

As of June 30, 2005, Telefónica owed approximately 45 million (about US$15 million) to related parties, which mature until December 2005 and accrue interests at one-month LIBOR plus an approximately 5%. The agreement currently in force provides the usual commitments for this kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreement or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Additionally, the loan agreement currently in effect contains acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries, in accordance with the definition stipulated in such contracts. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica until December 7, 2005, subject to a condition that no other debt be accelerated on similar grounds.

13. DISCOUNT BOND IN DOLLARS (previously PATRIOTIC BOND) (Figures according to Cointel's consolidated financial statements as of June 30, 2005)

In 2001, Telefónica signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was fully paid in the subscription month. This bond was denominated in US Dollars, made out to bearer, and is negotiable in local and foreign stock markets. The terms and conditions of the issue allowed for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government did not honor the payment commitments related to the interest coupons of that bond, Telefónica proceeded to partially offset them against taxes. As from October 2003 such offset feature has been suspended and ratified by the Decree No. 493/04 until completion of the voluntary exchange of Argentine Sovereign Debt Securities.

As of December 31, 2004, Telefónica valued and disclosed its holdings of Patriotic Bonds taking into consideration what is mentioned in the previous paragraph and note 2.1. c).

On February 23, 2005, Telefónica accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bonds for US$-denominated Discount Bonds, having received US$ 8.8 million in nominal value and the payment as interest in arrears for approximately US$ 0.3 million during June 2005.

14. FINANCIAL TRUST (Figures according to Cointel's unconsolidated financial statements as of June 30, 2005)

On November 21, 2003 Cointel subscribed certificates of participation for 1.5 million in the trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry, Cointel is both trustor and beneficiary of the trust and Banco de Inversión y Comercio Exterior S.A. (“BICE”) acts as trustee.

15. RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES AND OTHER SERVICES (Figures according to Cointel's consolidated financial statements as of June 30, 2005)

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as CNT, and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting billing and service quality, some of which have been the object of appeals by Telefónica.

In the context of the transition to competition in telecommunications, the NEP has issued the Decree No. 764/00 which repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by Telefónica will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including Telefónica) through the payment of 1% of total revenues for telecommunications services. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which Telefónica should recover the cost incurred for rendering these services (see note 2.1. c).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The supply of telecommunications services is governed by the regulations that the National Legislative Power and the agencies under the NEP regulating such activities are empowered to issue. In addition, Telefónica is subject to the rules and regulations inherent in any business transaction conducted at the National, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the National Commission for the Defense of Competition and the Under Secretary of Consumers’ Protection. The S.C. establishes the legal framework and the policies applicable. The CNC applies the legal framework and the policies and supervises the telecommunications industry. The National Commission for the Defense of Competition enforces and supervises the regulations related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises regulations related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the National Legislative Power as laws are enacted after the following process: submission of a bill study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the National Congress and enactment of the bill into a law if no veto has been issued by the National Executive Power. At present there are various legislative initiatives of proposed legislation, including:

•	bills aimed at regulating all public utilities based on the definition of the utilities proposed (which includes the activities subject to regulation carried out by Telefónica) and establishing the manner in which the concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted,

•	legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears,

•	legislative bills aimed at establishing new municipal rates, among others.

One of the legislative bills aimed at establishing a National Regime of Utilities (the “Bill”) includes provisions related to the service delivered by private suppliers, always through concessions, licensing agreements or permits for specific terms and establishes that the assets assigned to the supply of the service must be transferred to the State upon the expiration of such term. At present, Telefónica renders its service under a perpetual license and has title to the assets assigned to the supply of the service.

Telefónica is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if any other will become a part of the regulatory framework that governs Telefónica’s activities. Nor can Telefónica foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which Telefónica currently operates.

The financial statements consider the effects derived, and foreseen by Telefónica’s Management from the regulations enacted as of the time of issuance of these financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to Telefónica's activities.

16. RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat had been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its capital stock in Intelsat Ltd. to “Zeus Holding Limited”, which came to an end on January 28, 2005. In consideration for this sale, the shareholders received, shortly after the transaction, US$ 18.75 per share. Telefónica recognized the effects of the sale of Intelsat in the current fiscal year, which did not have a significant impact on Telefónica’s results.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As of the date of issuance of these financial statements, Telefónica exchanged the guarantee of the pledge agreement mentioned above for a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other Receivables.

17. TELEFONICA'S BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Argentine GAAP, Telefónica has identified two reportable segments: i) related to Telefónica’s telecommunications activities, regulated by the S.C. and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations, and ii) the publication of telephone directories (Yellow Pages) segment included in Telinver’s operations.

For the purpose of disclosing the above mentioned information required by Argentine GAAP, the Company includes the information related to operations of Telefónica and Telinver based on the Company's equity interest in Cointel.

	Basic telephony services				Yellow pages services		Consolidation adjustments/ reclassifications (1)		Total

	06-30-05		06-30-04		06-30-05	06-30-04	06-30-05	06-30-04	06-30-05	06-30-04

Net revenues to
unaffiliated customers	824		741		5	8	-	-	829	749
Net intersegment
revenues	1		2		1	1	(2)	(3)	-	-

Total net revenues	825		743		6	9	(2)	(3)	829	749

Net income / (loss) for
the period	109	(2)	(11)	(2)	(3)	(5)	-	-	106	(16)
Depreciation of fixed and
intangible assets	280		293		1	1	-	-	281	294

	06-30-05		12-31-04		06-30-05	12-31-04	06-30-05	12-31-04	06-30-05	12-31-04

Investment on fixed and
intangible assets	105		220	(3)	-	1	-	(1)	105	220 (3)
Total Assets	3,554	(2)	3,708		53	62	(27)	(8)	3,580	3,762
Total Liabilities	2,077	(2)	2,304	(4)	38	80	(26)	(7)	2,089	2,377
Investments in equity
method investees	1		1		-	-	-	-	1	-

(1)	Corresponds to elimination of intersegment balances and operations.

(2)	Net of the (loss) income and assets related to Telefónica’s investment in Telinver.

(3)	Includes 5 million of transfers from Inventories to Fixed assets.

(4)	Net of the liability related to Telefónica’s investment in Telinver.

18. COINTEL’S WITHDRAWAL FROM PUBLIC OFFERING SYSTEM

Following the retirement of all the debt securities mentioned in Note 11.1. , on September 14, 2004 Cointel filed with the CNV an application for its withdrawal of the public offering system in connection with the issue of negotiable obligations. On November 11, 2004, the CNV allowed Cointel’s request and withdrew the consent previously granted to Cointel for admission to the public offering system. Therefore, as from such date, Cointel is no longer subject to the CNV’s control, and has become subject to the supervision of the IGJ.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

19. SUBSEQUENT EVENTS – INCENTIVE PLAN FOR EXECUTIVES WITH PAYMENT IN CASH

On August 8, 2005, Telefónica’s Board of Directors approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TESA at a global level and consisting in an incentive in Cash payable at the end of the program. The Program, which shall be in force from January 1, 2005 through to December 31, 2007, provides the definitions and basis to select the executives who will participate, based on the criteria of contribution, strategic importance and personal performance.

As of June 30, 2005 no charges were recorded in relation to the Program because it had not been implemented as of that date.

20. OTHER FINANCIAL STATEMENT DISCLOSURES

The Notes to the unconsolidated financial statements describe events and situations that also affect the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT A

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2005 AND AS OF DECEMBER 31, 2004

FIXED ASSETS

Amounts stated in millions of Argentine pesos, restated as described in note 2.1. to the unconsolidated financial statements.

	Original value

Main account	Amount at beginning of year	Increases of the period/ year (1)		Net retirements of the period/year	Transfers of the period/year	Amount at the end of period/year

Land	59	-		-	-	59
Buildings	870	-		-	-	870
Switching equipment	2,073	-		(2)	15	2,086
Transmission equipment	1,944	-		-	59	2,003
Network installation	3,779	-		-	5	3,784
Telephones, switchboards and booths	314	7		(9)	3	315
Furniture, software and office equipment	526	6		-	68	600
Automobiles	17	10		-	-	27
Construction in process	198	62		-	(135)	125
Materials	44	20		(11)	(15)	38
Prepayment to vendors	6	-		-	-	6

Total 2005	9,830	105		(22)	-	9,913

Total 2004	9,656	219	(2)	(45)	-	9,830

	Depreciation

Main account	Accumulated at beginning of year	Useful life (in years)	For the period/ year		Retirements of the period/year	Accumulated at the end of period/year	Net book value as of June 30, 2005	Net book value as of December 31, 2004

Land	-	-	-		-	-	59	59
Buildings	267	50	10		-	277	593	603
Switching equipment	1,778	10	54		(2)	1,830	256	295
Transmission equipment	1,385	10	70		-	1,455	548	559
Network installation	2,262	15	109		-	2,371	1,413	1,517
Telephones, switchboards and booths	311	5	11		(9)	313	2	3
Furniture, software and office equipment	516	1 - 3	21		-	537	63	10
Automobiles	13	5	2		-	15	12	4
Construction in process	-	-	-		-	-	125	198
Materials	-	-	-		-	-	38	44
Prepayment to vendors	-	-	-		-	-	6	6

Total 2005	6,532		277	(3)	(11)	6,798	3,115

Total 2004	5,985		564		(17)	6,532		3,298

(1)	In 2005 and 2004, capitalized interests in construction in process amount to 1 million and 4 million, respectively. See Note 2.1.g).

(2)	Includes 5 million corresponding to assets transferred from inventories.

(3)	Includes 12 million corresponding to installation charges.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT B

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2005 AND AS OF DECEMBER 31, 2004

INTANGIBLE ASSETS

Amounts stated in millions of Argentine pesos, restated as described in note 2.1. to the unconsolidated financial statements.

	Original value

Main account	At beginning of year	Increases for the period/year	At the end of period/year

Licenses to use the logo and trademarks	25	-	25
Assignment of rights	11	-	11
No competition obligation	4	-	4
Deferred expenses	99	-	99
Licenses (Frequencies)	29	-	29

Total 2005	168	-	168

Total 2004	166	2	168

	Amortization

Main account	At beginning of year	For the period/year	Accumulated at the end of period/year	Net book value as of June 30, 2005	Net book value as of December 31, 2004

Licenses to use the logo and
trademarks	10	1	11	14	15
Assignment of rights	8	1	9	2	3
No competition obligation	3	-	3	1	1
Deferred expenses	87	2	89	10	12
Licenses (Frequencies)	26	-	26	3	3

Total 2005	134	4	138	30

Total 2004	125	9	134		34

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2005 AND AS OF DECEMBER 31, 2004

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

	June 30, 2005							December 31, 2004

Denomination and features of securities	Class	Face value	Quantity		Inflation adjusted cost	Value by equity method	Book value	Book value

Current
Government securities (1)	-	U$S1.0	4,410,841		-	-	12	-
Other investments (7)	-	-	-		-	-	-	4

Total current investments					-	-	12	4

Noncurrent (3)
Financial trust (2)	-	-	750,000		-	-	1	1
Affiliates
E-Commerce Latina S.A.	Common	$1.0	6,000	(4)	17	-	-	1

Total noncurrent investments							1	2

Total Investments							13	6

	Information on the issuer according to the latest financial statements (5)

Denomination and features of securities	Issuer	Main business	Date	Capital stock (6)	Net loss	Shareholder s' equity	Percentage of participation of Telefónica on the capital stock and votes

Shares	E-Commerce Latina S.A.	Direct or indirect participation in companies related to the communication business	03-31-05	24,000	(1)	2	50

(1)	See Note 2.1.b).

(2)	See Note 14.

(3)	See Note 2.1.f).

(4)	In shares.

(5)	Financial statements as of March 31, 2005 approved by E-Commerce Latina S.A.'s Board of Directors on May 02, 2005, with limited review report by Abelovich, Polano & Asociados dated May 02, 2005, with no observations.

(6)	Information stated in pesos.

(7)	See Note 16.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT D

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2005 AND AS OF DECEMBER 31, 2004

OTHER INVESTMENTS

Amounts stated in millions of Argentine pesos

	Book value

Main account and features	June 30, 2005	December 31, 2004

Current investments:
Foreign currency deposits (Exhibit G)	110	123
Local currency deposits	9	-
Mutual funds	6	3

Total	125	126

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2005 AND AS OF DECEMBER 31, 2004

ALLOWANCES AND RESERVES

Amounts stated in millions of Argentine pesos

	June 30, 2005					December 31, 2004

Account	Balances at beginning of year	Net Increases of the period/year		Decreases of the period/ year (1)	Balances at the end of period	Balances at the end of year

Deducted from current assets:
For doubtful accounts	74	23	(4)	(12) (2)	85	74
For impairment in value and slow turnover	2	-		-	2	2
For other receivables	1	-		-	1	1

	77	23		(12)	88	77
Deducted from noncurrent assets:
For doubtful accounts	5	1		(1) (2)	5	5
For other receivables- Impairment of
Patriotic Bond (5)	28	2	(6)	(30)	-	28
For other receivables - deferred tax assets (1)	1,147	4		(111)	1,040	1,147

	1,180	7		(142)	1,045	1,180

Total 2005	1,257	30		(154)	1,133

Total 2004	1,461	33		(237) (2)		1,257

Included in current liabilities:
Reserves	2	-		-	2	2

	2	-		-	2	2
Included in noncurrent liabilities:
Reserves	133	17		(7)	143	133

Total 2005	135	17	(3)	(7)	145

Total 2004	112	63	(3)	(40)		135

(1)	See Note 2.1.k).

(2)	In 2005 and 2004, includes 12 million and 43 million, respectively, for recovery of doubtful accounts.

(3)	In 2005 and 2004, includes 11 million and 52 million disclosed under "Other expenses, net” and 4 million and 11 million disclosed under "Holding and financial income/(loss) on liabilities", respectively, in the consolidated income statements.

(4)	Included in “Selling expenses” in the consolidated income statements.

(5)	See Notes 2.1.c) and 13.

(6)	In 2005, includes a loss of 1 million, disclosed under “Holding and financial income/(loss) on assets – Exchange differences” in the consolidated income statement.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT F

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2005 AND 2004

COST OF SERVICES PROVIDED (1)

Amounts stated in millions of Argentine pesos

	June 30,

	2005	2004

Inventories at beginning of year	5	10
Purchases	6	6
Operating expenses (Exhibit H)	4	4

Subtotal	15	20
Inventories at the end of period	(10)	(13)

Total (Note 3.1.l)	5	7

(1) Includes cost of telephone directories and telephone equipment.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2005 AND AS OF DECEMBER 31, 2004

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	June 30, 2005					December 31, 2004

	Amount in foreign currency (in millions) (2)	Currency	Exchange rate	Book amount (in millions of Argentine pesos)		Amount in foreign currency (in millions) (2)	Currency	Book amount (in millions of Argentine pesos)

ASSETS
Current assets
Cash and Banks	1	US$	2.887	1
Investments	42	US$	2.887	122	(3)	44	US$	127
Trade receivables	6	US$	2.887	17		5	US$	16
	2	SDR	4.20523	6		1	SDR	5
Other receivables (1)	4	US$	2.887	10		4	US$	10
	2	EURO	3.4884	5		2	EURO	6

Total current assets				161				164

Noncurrent assets
Other receivables	-	US$	2.887	2		5	US$	16

Total noncurrent assets				2				16

Total assets				163				180

LIABILITIES
Current liabilities
Trade payables	18	US$	2.887	51		20	US$	59
	-	SDR	4.20523	2		-	SDR	2
	1	EURO	3.4884	4		1	EURO	4
Bank and other financial payables	286	US$	2.887	826		1,002	US$	2,985
	550		¥0.026053	15		552		¥16
	1	EURO	3.4884	4		1	EURO	4
Other payables	3	US$	2.887	8		3	US$	8
	2	EURO	3.4884	4		2	EURO	5

Total current liabilities				914				3,083

Noncurrent liabilities
Bank and other financial payables	383	US$	2.887	1,105		377	US$	1,122
	2,593		¥0.026053	68		2,852		¥82
	8	EURO	3.4884	28		9	EURO	35
Other payables	2	US$	2.887	6		1	US$	2

Total noncurrent liabilities				1,207				1,241

Total liabilities				2,121				4,324

(1)	In 2005 and 2004, includes 5 million and 6 million, respectively, corresponding to prepayments for fixed assets purchase. (Exhibit A)

(2)	Includes figures less than 1 million in foreign currency.

(3)	Includes 12 million corresponding to the Discount Bond.

US$	: US dollars	¥	: Yens
EURO	: European Currency Units	SDR	: Special Drawing Rights

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED INFORMATION REQUIRED BY SECTION 64,
SUB SECTION I, POINT B) OF LAW No. 19,550

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

Amounts stated in millions of Argentine pesos, restated as described in note 2.1. to the unconsolidated financial statements.

	2005					2004

	Operating			Other
	expenses	Administrative	Selling	expenses,
Account	(1)	expenses	expenses	net	Total	Total

Salaries, social security taxes and other payroll expenses	84	16	15	-	115	99
Amortization of fixed assets	250	25	2	-	277	290
Fees and payments for services	93	37	17	-	147	124
Advertising	1	-	14	-	15	10
Directors’ and statutory auditors’ fees	-	2	-	-	2	2
Insurance	-	3	-	-	3	3
Material consumption and other expenditures	12	2	2	-	16	16
Management fee	16	2	-	-	18	17
Transportation	5	-	1	-	6	4
Taxes, charges and contributions	10	-	38	-	48	43
Rentals	6	1	-	-	7	12
Commissions	-	-	6	-	6	5
Allowance for doubtful accounts	-	-	24	-	24	16
Recovery of doubtful accounts (2)	-	-	(15)	-	(15)	(23)
Intangible assets amortization (3)	2	-	-	-	2	1
Employee terminations	-	-	-	3	3	10
Tax on bank account credits and debits	-	7	-	-	7	8
Other	-	2	-	6	8	9

Total 2005	479	97	104	9	689

Total 2004	472	84	71	19		646

(1)	Includes 4 million corresponding to cost of services provided of telephone directories and telephone equipment for both periods.

(2)	In 2005, includes 3 million corresponding to collections from customers written off as of December 31, 2004. In 2004, includes 5 million, corresponding to collections from customers written off as of December 31, 2003.

(3)	In 2005 and 2004, not including 2 million, respectively, corresponding to depreciation of deferred expenses, which are disclosed under “Holding and Financial income/(loss) on liabilities" in the consolidated income statements.

TELEFONICA HOLDING DE ARGENTINA S.A.

Unconsolidated Financial Statements as of June 30, 2005 and as of December 31, 2004 and for the six-month periods ended June 30, 2005 and 2004

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS

AS OF JUNE 30, 2005 AND 2004

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1.

	June	December
	30, 2005	31, 2004

CURRENT ASSETS

Investments (Note 2.2.a)	1	-
Other receivables (Note 3.1.)	13	27

Total current assets	14	27

NONCURRENT ASSETS

Other receivables (Note 3.1.)	-	-
Intangible assets (Note 2.2.d.)	-	-
Investments (Note 3.2.)	816	786

Total noncurrent assets	816	786

Total assets	830	813

CURRENT LIABILITIES

Bank and other financial payables (Note 3.4.)	19	1,897
Trade payables	1	1
Taxes payable	1	2
Other payables	3	3

Total current liabilities	24	1,903

NONCURRENT LIABILITIES

Bank and other financial payables (Note 3.4.)	41	22
Other liabilities - Section 33 - Law No. 19,550
companies (see Note 5.c)(ii))	1,785	-

Total noncurrent liabilities	1,826	22

Total liabilities	1,850	1,925

SHAREHOLDERS' EQUITY (per related statements)	(1,020)	(1,112)

Total liabilities and shareholders' equity	830	813

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.
INCOME STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.1.

	June	June
	30, 2005	30, 2004

Equity interest in Section 33 - Law No. 19,550 companies (Note 3.6.)	30	(77)

Other income relating to Section 33 - Law No. 19,550 companies and
related parties (Notes 2.2.h) and 5.a)	16	17

Administrative expenses (Exhibit H)	(2)	-

Holding and financial income / (loss)
On liabilities (1)
Exchange differences	72	(18)
Interest	(24)	(91)

Net income / (loss) for the period before income tax and tax on minimum
presumed income	92	(169)

Income tax and tax on minimum presumed income (Note 2.2.f)	-	-

Net income / (loss) for the period	92	(169)

Net income / (loss) per share for the period (Note 2.2.i) (2)	0.23	(0.42)

(1)	Corresponds mainly to financial payables.

(2)	Basic and diluted.

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

     TELEFONICA HOLDING DE ARGENTINA S.A. STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1.

	Shareholders’ contributions				Non-capitalized contributions			Retained earnings (losses)

	Outstanding capital stock

Description	Authorized for public offering	Pending of authorization for public offering (1)	Comprehensive adjustment to capital stock	Premium on share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to irrevocable capital contributions	Other contributions	Legal reserve	Unappropriated earnings (losses)	Total

Balances as of December 31, 2003	405	-	484	172	2	2	19	71	(1,967)	(812)

Net loss for the six-month period ended June 30, 2004	-	-	-	-	-	-	-	-	(169)	(169)

Balances as of June 30, 2004	405	-	484	172	2	2	19	71	(2,136)	(981)

Capitalization of irrevocable capital contribution according to the General and Special Class “B” Shareholders’ Meeting dated December 16, 2004 (1)	-	2	2	-	(2)	(2)	-	-	-	-

Net loss for the six-month period endedDecember 31, 2004	-	-	-	-	-	-	-	-	(131)	(131)

Balances as of December 31, 2004	405	2	486	172	-	-	19	71	(2,267)	(1,112)

Net income for the six-month period ended June 30, 2005	-	-	-	-	-	-	-	-	92	92

Balances as of June 30, 2005	405	2	486	172	-	-	19	71	(2,175)	(1,020)

(1)	See Note 7.3.

Notes 1. to 10. and the supplementary statements

(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

Amounts stated in millions of Argentine pesos, restated as described in note 2.1.

	June	June
	30, 2005	30, 2004

CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at end of period / (loss) income	1	-
Cash and cash equivalents at beginning of year	-	-

Increase in cash and cash equivalents	1	-

Causes of changes in cash and cash equivalents

Cash flows from operating activities:

Net income / (loss) for the period	92	(169)

Adjustments to reconcile net income (loss) for the period to net cash flows provided by operating activities:
Equity interests in Section 33 - Law No. 19,550 companies	(50)	57
Amortization of intangible assets	20	20
Financial (loss) income	(48)	109

Changes in assets and liabilities:
Other receivables	14	(5)
Taxes payable	(1)	-

Total cash flows provided by operating activities	27	12

Cash flows used in financing activities:
Repayments of loans	(20)	-
Payment of interest	(6)	(12)

Total cash flows used in financing activities	(26)	(12)

Increase in cash and cash equivalents	1	-

(1)	Cash and cash equivalents with original maturity not exceeding three months are considered to be cash and cash equivalents.

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2005 AND COMPARATIVE INFORMATION

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in pesos or other currency)

1.   BUSINESS OF THE COMPANY

The Company is primarily engaged, through the joint-controlled companies (see Note 1. to the consolidated financial statements) in the telecommunications business ("Telecommunications Business") in Argentina.

As of June 30, 2005, the Company conducts its Telecommunications Business through its 50.0% interest in Cointel (see Note 4.a)), which controls the outstanding capital stock of Telefónica through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the consolidated financial statements and 6.2. a)) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, as of June 30, 2005, the Company holds a 4.71% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.b)). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c)).

As of June 30, 2005, as a result of several transactions described below in “Agreement between the Company's Former Principal Shareholders and TESA” and in Note 7.2., TISA's equity interest in the Company amounts to 99.96% . (See Note 7.1.).

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”), International Investments Union Ltd. (“IIU”) ("HMTF Affiliates") and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company’s capital stock, representing 84.7% of the Company's total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA’s wholly owned subsidiary, all of TESA’s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 7.2., TISA’s equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco (see Note 4.b)), (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the “Promissory Note”).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9.) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c) (i).

As of the date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

2.   BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1. Restatement into constant pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as stated in the generally accepted accounting principles set forth by the FACPCE in effect as of that date. Effective September 1, 1995 and considering the economic stability conditions, and according to the requirements of the CNV, the Company had discontinued the application of the restatement method. This accounting criterion was accepted by generally accepted accounting principles in Argentina (“Argentine GAAP”) until December 31, 2001.

In 2002, as a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

Decree No. 1,269/02 of the NEP and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the NEP and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of June 30, 2005 and December 31, 2004 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by Argentine Institute of Statistics and Census), in compliance with the regulations issued by the NEP and the CNV (the accumulated effect in that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease).

The effect on the Company’s shareholders’ equity as of June 30, 2005 and as of December 31, 2004 and on results for the six-month periods ended June 30, 2005 and 2004 of not restating figures until September 30, 2003 is not significant.

2.2. Valuation and presentation methods

The Company applied the valuation criterion established in CNV regulations, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by CPCECABA.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The preparation of financial statements in conformity with Argentine GAAP requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of each period/year.

Among other issues, these financial statements include the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements. All Management estimates have been made considering such regulations (among others, see Notes 2.1., 6., 9.,12. and 13. to the consolidated financial statements and 2.4. and 5.c) (ii)), based on material estimations concerning the effects of the crisis in Argentina and related economic and regulatory government actions. Some of these measures, which directly and indirectly affect the Company's operations, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be implemented by the Argentine Government and the implementation of those already adopted, as well as the effect of potential modifications resulting from such legal actions, will be considered in the financial statements when they become known by the Company's Management.

Final results may differ from those estimated by the Company's Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the financial statements are as follows:

a) Current investments:

Investments in mutual funds in local currency: as of June 30, 2005, measured at its net realizable value at the end of the period/year.

b) Other receivables and payables (except financial payables)

–	In local currency: at nominal value, plus, if applicable, financial results accrued as of the end of each period/year.

–	In foreign currency: at nominal value converted at the exchange rates applicable to their settlement prevailing as of the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, the financial results accrued as of those dates, which do not differ significantly from the measurement at discounted value of the cash flows based on the rate of the transaction (see Exhibit G). Exchange differences have been charged to income of each period.

As long as Law No. 25,561 (Public Emergency and Exchange System Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used will be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. This criterion was not applied to current captions because the CPCECABA has interpreted that the low level of variation in the internal wholesale price index allows for considering the period as one of economic stability.

c) Long-term investments

–	Ownership interests in related parties valued by the equity method:

The investment in Cointel as of June 30, 2005 and as of December 31, 2004, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unsettled accumulated preferred dividends as of such dates, calculated using the financial statements of Cointel as of June 30, 2005 and as of December 31, 2004, respectively. The equity interest in Section 33 – Law No. 19,550 companies was calculated considering the Company's ownership interest on Cointel's income for the six-month periods ended June 30, 2005 and 2004, after deducting Cointel’s accrued preferred dividends as of such dates.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Additionally, the caption "Investments" includes the net book value of the goodwill on the Company’s investment in Cointel and its amortization is disclosed under the caption "Equity interest in Section 33 – Law No. 19,550 companies". The goodwill corresponds to the difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 20 years. The goodwill is restated as explained in Note 2.1.

The analysis of the recoverability of the Company’s book value of the goodwill related to its investment in Cointel as of June 30, 2005, has been made on the basis of the Company’s management best estimate of future cash flows of Cointel and Telefónica, considering current information and future telephone service rates estimates of Telefónica. The Company’s, Cointel's and Telefónica's Management have monitored the evolution of the macroeconomic variables that affect their businesses and, from time to time, they have adjusted their projections based on the latest trends. As explained in Note 4. to the consolidated financial statements, the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of Telefónica’s operating strategies available for possible scenarios, the Company will obtain future enough cash flows to recover the balance of goodwill, that as of June 30, 2005 amounts to 472 million. Notwithstanding the foregoing, as explained in Note 9.1. to the consolidated financial statements, the Company's, Cointel's and Telefónica's Management will continue to monitor the projected situation and will assess the effect of any new future developments.

As mentioned in Note 12. to the consolidated financial statements, as of June 30, 2005 Cointel’s unconsolidated current assets are lower than its unconsolidated current liabilities in 1,481 million, the latter including approximately 99.6% (1,476 million) of debt owed to TISA. Therefore, Cointel’s ability to meet its short term commitments will depend on TISA continuing to refinance its credit with Cointel or on the obtaining other financing sources from related or unrelated parties, which are currently not available in sufficient amounts to Cointel.

The accounting principles applied by Cointel to prepare its financial statements, which were used by the Company to determine its equity interest in such company are, if applicable, the same as those described in this note.

On the basis of information furnished by AC to the Company, as of June 30, 2005 and as of December 31, 2004, the Company’s equity interest in AC’s is negative. Consequently, the Company valued its equity interest in AC by the equity method up to the limit of the committed contributions as of June 30, 2005 and as of December 31, 2004, recording, consequently, such investment in AC at nil. See Note 4.c).

–	Other investments valued at cost -recoverable value:

Corresponds to the ownership interest in Atco that as of June 30, 2005 and as of December 31, 2004 was valued at the original cost restated by inflation up to the limit of its estimated recoverable value, due to the fact that as of such date the Company did not have a significant influence in Atco (see Note 4.b)). Therefore, the Company has maintained its equity interest at nil.

Additionally, includes one common share of $1 nominal value of Vigil Corp S.A. (“Vigil”), and one common share of $1 nominal value of Temarsa, valued at $1 each. (See Note 4.d)). As of June 30, 2005 and as of December 31, 2004, given the fact that the Company does not have significant influence in such companies, the Company has valued such investments at original cost restated as described in Note 2.1.

d) Intangible assets:

Correspond to the issuance costs of Negotiable Obligations, which are being depreciated over the remaining life of the related financial payables (restated as explained in Note 2.1. ). As of June 30, 2005 and as of December 31, 2004, the original value and its accumulated depreciation amount to approximately 61 million, and the net book value amounts to approximately 0.1 million and 0.2 million, respectively, which will be fully depreciated in February 2007. See Note 9.

61
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

e) Financial payables:

In foreign currency: at nominal value plus interest accrued as of June 30, 2005 and as of December 31, 2004 , respectively, payable on the different maturity dates, converted at the exchange rate in effect at the end of each period/year, calculated at the contractual interest rate applicable as of such dates (see Exhibit G). Exchange differences have been charged to income/(loss) of each period/year.

f) Income tax and tax on minimum presumed income

The Company records income tax by applying the deferred method, following the procedures established by Technical Resolution N° 17 of the CPCECABA.

Deferred tax assets resulted mainly from the temporary differences arising from tax loss carryforwards and the tax treatment given in 2002 to exchange differences generated by financial payables in foreign currency.

In order to book the above differences, the Company applied the liability method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the income statement.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the years in which these temporary differences are expected to be deductible.

Considering its estimates, the Company’s Management takes into account the reversal time period of deferred tax assets, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, due to the effects of economic and foreign exchange regulations carried out by the government in 2002, the probability of recovering deferred tax credits by the Company was significantly affected. Consequently the Company has booked a reserve for the balance of deferred tax assets whose recovery depends upon the generation of future taxable income.

Under the Public Emergency and Exchange System Reform Law No. 25,561, as implemented by Decree No. 2,568/02, losses originated by the effect of the Argentine peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment of such law and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 203 million (in historical currency), of which approximately 122 million were computed for tax purposes until December 31, 2004, while the remaining amount will be carried forward and applied for tax purposes in equal amounts until December 31, 2006, accordingly to the related legislation.

For the six-month period ended June 30, 2005, the Company has estimated a taxable income of approximately 64 million. For the six-month period ended June 30, 2004, the Company had estimated the existence of a tax loss carryfoward of approximately 113 million.

Additionally, the Company maintained an accumulated tax loss carryfoward as of December 31, 2004 of 1,156 million (405 million at the tax rate of 35%), before considering the tax profit for the six-month period ended on June 30, 2005, mentioned in the previous paragraph. The accumulated tax loss carryfoward as of June 30, 2005 could be applied to offset future income taxes payable as follows:

62
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Available until fiscal year	Tax loss carryforward (in millions of pesos in historical value)

2005	125 (1)
2007	924 (2)
2009	43 (2)

1,092 (1)

(1)	Corresponds to specific income tax loss carryforwards from disposition of shares and derivative contracts.
(2)	Corresponds to general income tax loss carryforwards.

For each year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

The following table presents the components of the Company’s deferred tax assets (in millions of Argentine pesos):

	June 30, 2005		December 31, 2004

General income tax loss carryforwards	339	(1)	361
Specific income tax loss carryforwards	44		44
Exchange differences deductible in future periods/fiscal years	21		28

Subtotal deferred tax assets	404	(2)	433	(2)
Allowance for deferred tax assets	(404)	(2)	(433)	(2)

Total net deferred tax assets	-		-

(1)	Net of 22 million corresponding to the estimated taxable income for the period ended June 30, 2005.
(2)	As of June 30, 2005, the effect of discounting the balances of deferred tax assets and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 34 million and 34 million, respectively. As of December 31, 2004, this effect on deferred tax assets and allowance for deferred tax assets is not significant to the financial statements of the Company.

The following is the reconciliation of the income tax and tax on minimum presumed income as charged to the income statement and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	June	June
	30, 2005	30, 2004

Net income (loss) before tax and tax on minimum
presumed income at statutory income tax rate	32	(59)

Permanent differences:
(Loss) / Income on equity investments	(18)	20
Non deductible interest	8	-
Goodwill amortization	7	7
Variation of allowance for deferred tax assets	(29)	32

Total income tax and tax on minimum presumed income	-	-

63
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The Company calculates the tax on minimum presumed income by applying the tax rate of 1% on certain assets valued according to the tax regulations in effect as of the end of the period/year. This tax is supplementary to Income Tax. The Company’s tax liability will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the six-month periods ended June 30, 2005 and 2004, the Company has determined charges for tax on minimum presumed income of 0.1 million and 0.2 million, respectively, which were included in the Company’s income statements of each period.

g)  Shareholders’ equity accounts

	–	Capital stock: disclosed at nominal value (see Note 7.1.). The adjustment derived of its restatement as described in Note 2.1., is included in “Comprehensive adjustment to capital stock”
.
	–	Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of face value of capital stock, restated in constant Argentine pesos according to Note 2.1.

	–	Irrevocable capital contributions for future share subscriptions: as of June 30, 2004 they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.1., is included in “Comprehensive adjustment to irrevocable capital contributions”.

	–	Other contributions: corresponds to amounts over which the shareholders have rights according to their ownership interests. They are restated according to the explanation in Note 2.1.

	–	Legal reserve and Unappropriated earnings (losses) : they have been restated according to the explanation in Note 2.1.

h)	Statement of income accounts

Statement of income accounts are presented as follows:

	–	As of June 30, 2005 and 2004 charges for amortization of non-monetary assets (intangible assets and issuance cost of Negotiable Obligations) have been stated based on the restated amounts of such assets, as described in Note 2.1.;

	–	“Equity interest in Section 33 – Law No. 19,550 companies” was calculated according to item c) of this note.

	–	Under the caption "Other income relating to Section 33 – Law No. 19,550 companies and related parties” the Company includes the amounts related to TESA Arg.'s agreement described in Note 5.c) (i), for its compliance with the obligations agreed therein, which are charged to income on an accrual basis according to the provisions of the agreement.

	–	Accounts that accumulate currency transactions occurred throughout the fiscal year are stated at their nominal value.

	–	“Holding and financial income / (loss)” include: (a) financial income and expenses; and (b) exchange differences generated by foreign currency denominated assets and liabilities.

i)  Net income / (loss) per share for the period:

The Company calculates the net income / (loss) per share on the weighted average of outstanding common shares during each period with a face value of $1 and with a vote per share.

64
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

2.3. Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and exhibits in which they are included. The effect of such rounding is not material.

2.4. Law of Public Emergency – Rules and regulations currently in force

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a deep change in the economic model in force as of that time and amended the Convertibility law in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a) the de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER, or annual interest rate agreed upon in the original contract, and if the interest payable is higher than the average rates prevailing in the financial system, the rate determined by the Argentine Central Bank (“Central Bank”) will be applicable, depending on the nature of the obligation, plus an equitable adjustment of the price, that is to be agreed between the parties or, as the case may be, claimed at judicial courts.

b) the Public Emergency and Exchange System Reform Law No. 25,561 established the “pesification” into Pesos of originally US Dollar-denominated utility tariffs previously agreed upon in US Dollars at the US$1.00 to $1.00 exchange rate and authorized the NEP to renegotiate agreements (see Note 9. to the consolidated financial statements);

c) an extension in the National Public Emergency situation until December 31, 2005;

d) suspension of dismissals without just cause until December 31, 2005 and the establishment of penalties consisting in the payment of an additional amount equivalent to 80% of the termination pay set forth by labor regulations if employees were to be dismissed without just cause, except in relation to personnel hired as from January 1, 2003. This is how the Argentine Government is proceeding with a stepwise reduction of the penalty with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

2.5. Unifying of accounting standards

In July 2004, the FACPCE and the CPCECABA signed a voluntary agreement expressing their intention to unify accounting standards. For that purpose, a committee was created with a representative from each institution, which reached an agreement and approved a preliminary document.

In April 2005, the FACPCE approved the proposal of changes included in a preliminary document to modify its Technical Resolutions and Interpretations through Resolution No. 312/05, approval and determination of terms by the Board of Directors of the CPCECABA being pending.

As of the issuance date of these financial statements, the Company is analyzing the effects of the changes that will result from the unifying of the above mentioned technical pronouncements.

65
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3. BREAKDOWN OF THE MAIN ACCOUNTS

The main accounts of the balance sheets as of June 30, 2005 and as of December 31, 2004 and of the statements of income for the six-month periods ended June 30, 2005 and 2004 were made up as follows (foreign currency balances are presented in Exhibit G):

3.1. Other receivables

	June 30, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Receivables from Section 33 - Law
No. 19,550 companies and
related parties - TESA Arg. (1)	13	-	27	-
Deferred income tax assets (2)	-	404	-	433
Allowance for other receivables -
deferred income tax assets
(Exhibit E)	-	(404)	-	(433)

Total	13	-	27	-

(1)	Accruing no interest. See Note 5.c) (i).
(2)	See Note 2.2.f).

3.2. Noncurrent Investments
	June 30, 2005	December 31, 2004

Investment in Cointel - Shares (Exhibit C)	344	294
Goodwill – Cointel (Note 3.3)	472	492

Total	816	786

3.3. Goodwill on investment in Cointel:

	Original value		Depreciation

	At beginning/ end of year/period	At beginning of year	For the period /year	Accumulated at end of period/year	Net book value

Six-month period ended
June 30, 2005	804	312	20	332	472

Year ended December
31, 2004	804	273	39	312	492

66
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3.4. Bank and other financial payables

	June 30, 2005				December 31, 2004

	Current		Noncurrent		Current	Noncurrent

Accounts payable to Section 33 -
Law No. 19,550 companies and
related parties – TISA	18	(1)	19	(1)	1,896	-
Negotiable Obligations (2)	-		22		-	22
Interest accrued on Negotiable
Obligations	1		-		1	-

Total	19		41		1,897	22

(1)	Corresponds to US$ 13 million of the loan with TISA with principal original maturing on June 29, 2006 and December 27, 2006 for US$ 6.3 million and US$ 6.5 million, respectively, and accruing semiannual interest capitalization at a nominal rate of 9.1875% per annum. See Note 5.c) (ii).
(2)	Accrues interest at a nominal rate of 9.75% per annum. See Note 9.

3.5. Aging of assets and liabilities as of June 30, 2005:

	Assets		Liabilities

	Investments (5)	Other receivables (1)	Bank and other financial payables (2)	Trade payables (4)	Taxes payable (4)	Other payables (4)	Other liabilities - Section 33 – Law No. 19,550 companies (4)

Without maturity date:	1	13	-	-	-	3	-

Maturing:
Up to three months	-	-	1	1	1	-	-
From nine to twelve
months	-	-	18	-	-	-	-
More than one and up to
two years	-	-	41	-	-	-	-

Subtotal	-	-	60	1	1	-	-

Other liabilities to be
capitalized	-	-	-	-	-	-	1,785	(3)

Total	1	13	60	1	1	3	1,785

(1)	Not including deferred tax assets and its related allowance.
(2)	Accrue interest at a weighted average rate of 9.397%.
(3)	See Note 5.c) (ii).
(4)	Do not accrue interests.
(5)	Do not accrue interests, correspond to investments in mutual funds.

3.6. Equity interest in Section 33 – Law No. 19,550 companies

	(Loss) / Gain

	June 30, 2005	June 30, 2004

Equity interest – Cointel	50	(57)
Goodwill depreciation – Cointel (Note 3.3.)	(20)	(20)

	30	(77)

67
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

4. OPERATIONS AND ACTIVITIES OF RELATED PARTIES

a) Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TESA’s subsidiaries. As of June 30, 2005, the Company's interest in Cointel amounts to 50.0% of the common capital stock, representing 49.84% of Cointel's total votes. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 6.2. a)), and 40.2 million Class “B” shares which represents 2.3% of Telefónica’s outstanding capital stock, being the total shareholding of Cointel in Telefónica's capital stock 64.83%. See Notes 4. and 6. to the consolidated financial statements.

Due to the recurrent cumulative losses recorded by Cointel as of December 31, 2004, Cointel made an inquiry to the Inspección General de Justicia (“IGJ”), the government regulatory agency of corporations, and ratified, with its legal counsel’s opinion, the method of computing shareholders’ equity accounts in order to determine whether Cointel qualifies under the event of mandatory capital stock reduction. According to the IGJ’s accounting department, as stated in its opinion dated March 29, 2005, an event of mandatory capital reduction would occur when the total shareholders’ equity is smaller than 50% of the capital stock. Under such criterion, cumulative losses should be computed as follows: 50% against the outstanding capital stock, and 100% against the balance of the other shareholders’ equity accounts.

Therefore, as of the date of issuance of these financial statements, according to the IGJ’s interpretation and based on the opinion of Cointel’s legal counsel, Cointel does not qualify under the event of mandatory capital reduction. See Note 2.2.c).

b) Atco

In March 1998, the Company acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. This company’s corporate objective is to invest in the media business. The total price of the acquisition amounted to 214 million (restated as described in Note 2.1). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa (Southtel’s successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 255 million (restated as described in Note 2.1), related to the book value of such ownership interest as of September 30, 2000.

On December 27, 2004, the Special Shareholders’ Meeting of Atco resolved to increase its capital stock from 309 million to 1,760 million. At that meeting, the Company waived its preemptive subscription right and accretion right over the new shares, and Temarsa subscribed all the shares issued through the capitalization of a loan held by that company with Atco. As a result of such shareholders’ decision the Company's ownership interest in Atco as of December 31, 2004 decreased to 4.71% from 26.8% and as of June 30, 2005 such interest has remained unchanged. Later to June 30, 2005, Atco’s Management has proposed the capitalization of its irrevocable capital contributions, of which the Company has approximately 60 million (nominal value), which would generate an increase of the Company’s ownership interest in Atco. The above-mentioned capitalization would not revert the Atco’s negative shareholders’ equity situation. Consequently, the Company has maintained its equity interest in such company at nil, on the basis of its recoverable value.

As of the issuance date of these financial statements, Atco owns mainly an ownership interest directly and indirectly of approximately 100% of the capital stock of: Televisión Federal S.A. – TELEFE (“Telefé”), owner and operator of Channel 11 of Buenos Aires, a broadcast television station and broadcast television companies in the interior of Argentina, in the cities of Salta, Córdoba, Neuquén, Tucumán, Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

68
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer (Federal Committee that regulates broadcasters) to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires, which expired in January 2005 on which such company obtained a renewal until 2015. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

c) AC

As of June 30, 2005, the Company’s ownership interest in AC amounts to 26.8% and other TESA’s subsidiaries control the remaining 73.2%. As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. Holdings (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A. Consequently, the Company does not longer have its indirect ownership interest in the licensed broadcast television companies through AC as from the above mentioned date. On the basis of information furnished by AC as of June 30, 2005, the ownership interest in such company is negative and, therefore, the Company has maintained its investment in AC valued at nil (see Note 2.2. c)). Later to June 30, 2005, AC’s Management has proposed the capitalization of its irrevocable capital contributions, of which the Company has approximately 8 million (nominal value), which would generate a decrease in the Company’s ownership interest in AC.

d) Other investments

On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil, for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Temarsa, for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies (see Note 2.2. c)).

The final merger agreement between Temarsa, Vigil and Ambit S.A. was executed on December 11, 2003. Under this agreement, Vigil and Ambit S.A. are dissolved without liquidation and are merged into Temarsa. Such merger has been refused by the IGJ and lately judicially appealed by Ambit, Vigil and Temarsa. Finally, on February 10, 2005, Temarsa, Ambit and Vigil desisted the mentioned judicial appeal.

5.  OUTSTANDING BALANCES AND TRANSACTIONS WITH SECTION 33 – LAW No. 19,550 COMPANIES AND RELATED PARTIES

a)  The transactions made with Section 33 – Law No. 19,550 companies and related parties during the six-month periods ended June 30, 2005 and 2004 (in millions of Argentine pesos), are as follows:

	(Loss) / Gain

	Interest expenses		Other income relating to equity interests in Section 33 – Law No. 19,550 companies and related parties

	June 30,		June 30,

Company	2005	2004	2005	2004

TESA Arg. (1)	-	-	16	17
TISA (2)	(22)	(90)	-	-

	(22)	(90)	16	17

(1)	See Note 5.c) (i).
(2)	See Note 5.c) (ii).

69
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

b) During the six-month periods ended June 30, 2005 and 2004, the Company did not collect any dividends from its investments in Section 33 – Law No. 19,550 companies and related parties.

c) Additionally to the transactions mentioned in Note 1., the other related party transactions are the following:

(i) On April 24, 1997, the Company signed an agreement with TESA Arg. pursuant to which the Company committed to the compliance of obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel's capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel's common shares that would result in a total shareholding in excess of 50% of Cointel's capital stock and votes and iii) to provide, at TESA Arg.'s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TESA Arg. to the Company for such services equals one half of the management fee received by TESA Arg. from Telefónica after deducting taxes and certain expenses, and will be in effect so long as the Telefónica management contract is in effect. The Company's compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. The Telefónica management contract with TESA provided for an annual management fee, which was calculated at 9% of Telefónica’s “gross margin” as defined in such agreement, through April 30, 2003. On such date, if TESA agrees to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee of TESA Arg. would be between 1.5% and 5.0%. On July 30, 2003, Telefónica entered into a Supplement to the Management Agreement with TESA, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was agreed upon in 4% of the gross margin, as already described. During the six-month periods ended June 30, 2005 and 2004, the Company did not receive any financial advice request and performed its duties contained in such agreement for which it is entitled to receive the relevant fees, which amounted to 16 million and 17 million, respectively, and were included in "Other income relating to Section 33 – Law No. 19,550 companies and related parties" in the Company’s income statements. As of the date of issuance of these financial statements, TESA Arg. has not requested any further services. If any such request is made by TESA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 13 million and 27 million as of June 30, 2005 and as of December 31, 2004, respectively, are included as "Other receivables - Receivables from Section 33 - Law No. 19,550 companies and related parties - TESA Arg." in the balance sheets as of June 30, 2005 and as of December 31, 2004, respectively.

(ii) On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notified in writing, at least three days before due date, that they do not intend to renew the agreement. TISA was entitled to modify the differential provided it notified the Company of this decision at least three business days before the end of each interest period. The funds loaned by TISA were used to partially repurchase the Company's Negotiable obligations (see Note 9.). Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$37.9 million.

Through various amendments during the year 2004, the Company and TISA agreed that the maturity for principal and interest capitalization will be semiannual, setting the differential for the second period in 5.5% nominal per annum, which it has remained unchanged for the following periods and the loan agreement was amended, eliminating the early termination event triggered by the existence of restrictions that could limit the Company’s ability to repay its debt with TISA. Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, the Board of Directors resolved to call a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to

70
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

approximately 2,046 million. On February 15, 2005, due to the capitalization described in Note 7.4., TISA and the Company agreed to amend the loan agreements in effect as of such date in order to provide for: (i) the conversion to pesos of US$ 622.5 million (1,785 million) which shall not accrue interest as from February 15, 2005 and shall not fall due before April 1, 2006, and (ii) ratify that the residual amount of TISA’s credit for US$ 20 million is subject to the same conditions as those agreed upon on December 27, 2004. (See Note 7.4.). On June 17, 2005 US$7 million of the above-mentioned loan were cancelled remaining its balance as of June 30, 2005 in US$ 13 million. Therefore, taking into account the inherent permanent nature of Shareholders’ funding, the Company has classified the debt amount intended to be capitalized by the majority shareholder, for 1,785 million, under “Other non-current liabilities”.

In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

In relation to the loan’s balance in force as of June 30, 2005, for an amount of US$ 13 million, TISA has advised to the Company that until July 1, 2006 TISA shall not consider that an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for an amount in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering until July 1, 2006.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company's own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.2.c).

6. RESTRICTIONS, GRANTED GUARANTEES AND CURRENT ADMINISTRATIVE PROCEDURES

6.1. Distribution of accumulated income restriction:

In accordance with the Law No. 19,550, the Company’s bylaws and General Resolution No. 368/01 of the CNV, 5% of the year’s net income must be appropriated to a legal reserve, previous absorption of accumulated losses until such reserve equals 20% of adjusted capital stock.

As of June 30, 2005, the Company carries accumulated losses in the amount of 2,175 million that includes a net income for the six-month period ended in such date in the amount of 92 million.

6.2. Other restrictions

a) Through Cointel, the Company is a member of the Main Core of the Telefónica awardee Consortium. As of June 30, 2005, the Company holds a direct 50.0% interest in Cointel’s common stock. Decree No. 62/90 of the NEP, as amended, provides that Regulatory Authorities (nowadays the SC) must approve in advance any transfer of the Company’s 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel’s common shareholders existing as of the takeover of Entel, as a group, may not reduce their total holding to less than 51.0% of the total capital stock (Class "A" shares) with voting rights of Telefónica without first obtaining approval from the regulatory authority.

71
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

b) With respect to the commitments and guarantees related to the issuance of negotiable obligations and other payables, see Notes 5.c) (ii) and 9.

6.3. Guarantees granted

In connection with the disposition of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale subject to the amounts and terms specified in each contract. As of June 30, 2005, the Company did not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

6.4. Litigation

As of June 30, 2005, the Company is not party to any legal proceedings initiated against it whose results might materially affect the Company’s financial condition or the results of its operations and, consequently, should be booked at such date.

6.5. Current administrative procedures

On June 24, 2004, and due to a claim conducted by a minority shareholder, the CNV issued a resolution by means of which it instructed a summary against the Company for possible infraction to certain articles of the Law No. 19,550, the Code of Commerce and the CNV's rules (NT 1997), in respect of the compensation granted by the Company, to one of its previous directors under an advisory contract, and in respect of the accounting treatment given by the Company, in the year ended December 31, 2000, to the payment made by AMI CABLE HOLDINGS, Ltd., related company of the previous shareholders of the Company, for the rescission of the above mentioned advisory contract. The sanction that could possibly correspond to the Company would consist of a warning or fine of up to 1.5 million, which could be raised up to five times the amount of the greater between the benefit obtained or the damage caused as a result of the illicit driving. In the opinion of the Company's Management, it is unlikely that this administrative sanction prospers.

7. CAPITAL STOCK

7.1. As of June 30, 2005, the Company’s capital stock, after the voluntary capital stock reduction mentioned in section 7.2. of this note, which has been approved by the CNV's Resolution No. 14,060 and registered in the Public Registry of Commerce (“RPC”) on March 31, 2004, and after the capital increase mentioned in section 7.3 of this note, was comprised of:

	Subscribed and paid in (historical value)

Common shares, face value $1:
Class “A” shares (five votes per share)	30,427,328
Class “B” shares (one vote per share)	374,302,032
	-------------------
Capital Stock authorized for public offer	404,729,360
Common shares pending issuance and authorization for public
offering, face value $1:
Class “B” shares (one vote per share)	2,000,000	(1)

Total	406,729,360

(1) See Note 7.3.

72
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As a consequence of the transactions described in Note 1. and section 7.2. of this note, as of June 30, 2005, the principal shareholder of the Company is TISA, which owns 99.96% of the Company's capital stock.

7.2. On January 18, 2001, the Company’s General and Special Shareholders’ Meeting approved a voluntary capital stock reduction proposed by the Company's Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 common Class “B” shares of the Company of $1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 1. The only shareholder who took part in such reduction was ACH, who participated with all its shares, 95,270,640 common Class "B" shares (“the Shares”). The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders’ equity account by 19.05% and the difference between the book value of 19.05% of the Company’s capital stock (calculated on the basis of the Company’s shareholders equity as of September 30, 2001, after deducting irrevocable capital contributions of 2 million (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to unappropriated earnings. On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of $95,270,640 (historical value), being $404,729,360 (historical value) the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the BCBA granted its final approval to the voluntary capital stock reduction. On December 31, 2001, the Shares were effectively registered under the Company’s name. On January 11, 2002, the Company's Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH and on March 31, 2004, the above-mentioned voluntary capital stock reduction was registered with the RPC.

7.3. On December 16, 2004, the General and Special Class B Shareholders’ Meeting resolved to increase the capital stock by 2 million, to 406,729,360, in accordance with the provisions of Resolution No. 466/04 of the CNV, and to issue at par value, 2,000,000 common Class B shares of one peso ($ 1) face value each and entitled to one vote per share, which will have the same rights to dividends, as from the beginning of the fiscal year in which the shares are issued, and will rank pari passu with the remaining Class B shares outstanding as of their issuance date. Pre-emptive subscription rights may be exercised within the pre-emptive subscription period of 30 days counted since the date designated by the Board of Directors, pro rata the shares held by each shareholder. Simultaneously, the shareholders may exercise their accrual rights over the remaining unsubscribed portion, in identical proportion as the subscription of the pre-emptive right bears over the total issue amount. On August 1, 2005, the CNV notified the Company the authorization for public offering for a nominal value up to 2,048 million, which include the 2 million above mentioned. As of the date of issuance of these financial statements, the Company’s Board of Directors has not met to initiate the subscription period for this issue. The registration of the above mentioned increase with the RPC is pending.

7.4. On February 15, 2005, the Special Shareholders’ Meeting resolved to approve the capital stock increase for an amount of up to 2,046 million, ratified the 2 million stock capital stock increase resolved upon by the shareholders’ meeting dated December 16, 2004 and delegated to the Company’s Board of Directors the setting of the final amount and other terms of issuance in connection with such capital increase. Therefore, at such Special Shareholders’ Meeting, TISA expressed its intention to partially capitalize its loans with the Company for 1,785 million (see Note 5.c)ii)).

As mentioned in Note 7.3. on August 1, 2005, the Company received from the CNV the authorization for public offering for a nominal value up to 2,048 million.

As of the issuance date of these financial statements, the Company’s Board of Directors has not yet met in order to initiate subscription period of the capital stock increase mentioned in this note.

73
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

8. NEGATIVE SHAREHOLDERS’ EQUITY

As of December 31, 2004, the Company carried accumulated losses amounting to 2,267 million and negative shareholders’ equity amounting to 1,112 million. Due to such situation, the Company was under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of Section 94 of the Law No. 19,550.

As a result of the capital stock increase resolved upon by the Shareholders’ Meeting referred to in Note 7.4, the Company expects that it will no longer be under the conditions of item 5 of section 94 of the Law No. 19,550, and consequently, it will be able to continue the normal operations.

Notwithstanding the statements of the preceding paragraph, the Company qualifies under the event of mandatory capital reduction set forth in Section 206 of the Law No. 19,550 when cumulative losses exceed reserves and 50% of the capital stock. This situation was discussed at the General and Special Shareholders’ Meeting held on April 28, 2005. The Shareholders, together with the Company’s Board of Directors, will take the necessary steps to revert this situation. However, Decree No. 540/05 of the NEP extended until December 10, 2005 the suspension declared on the enforcement of Section 206 of the Law No. 19,550.

9. ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders’ Meetings held on April 28, 1995 and December 27, 1996, respectively, approved the issuance of Negotiable obligations not convertible into shares, for a total amount of up to US$500 million and empowered the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. Additionally, the General and Special Shareholders’ Meeting of November 2, 2001,during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations program.

On February 24, 1997, the Company issued three series of Negotiable obligations for a total face value of US$325 million and 175 million, which have been partially and totally repurchased and/or repaid during the years 2001 and 2002 under the US$500 million program, on the following terms:

US$500 million program (1)

Principal
amount	Principal amount	Interest rate	Interest	Situation as of
(in millions)	repayment	%	payment	June 30, 2005

Series A	February 2002		February and August	Totally repaid (2)
US$100		8.50	of each year
Series B	February 2007		February and August	Partially repaid (2)
US$225		9.75	of each year
Series C	February 2007		February and August	Totally repaid (2)
$175		11.25	of each year

(1)	It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders’ Meeting held on November 2, 2001, at its adjournment of November 15, 2001.
(2)	As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002, the balance of the Negotiable Obligations for US$500 million as of June 30, 2005, amounts to US$7.6 million.

The creation of these Programs and the Public Offerings of Negotiable Obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

After the repurchases and repayments of the Company's Negotiable Obligations, the Company has cancelled and repurchased approximately 98.5% of its Negotiable Obligations for a face value of 175 million and US$317.4 million. In connection with this issuance, the Company has assumed certain commitments usually undertaken in transactions of such nature. The Prospectus related to the issuance of

74
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Negotiable Obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders’ Meeting held on November 12, 2001.

On April 8, 2002, the BCBA notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the issuance date of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

10. ENGLISH TRANSLATION AND ACCOUNTING PRINCIPLES APPLIED

The Company's financial statements have been translated into English for the convenience of readers in the United States of America.

In addition, these financial statements are presented on the basis of Argentine GAAP approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America (US GAAP). Accordingly, these financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C
1 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND AS OF DECEMBER 31, 2004

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES

AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

	June 30, 2005						December 31, 2004

	Issuer	Face value	Quantity	Inflation adjusted cost	Value by equity method	Book value	Book Value

NONCURRENT INVESTMENTS (1)
Investments valued by the equity
method:
Cointel – shares	Common
	Class “A”	0.1	2,245,384,140
	Common
	Class “B”	0.1	407,817,358
		Total investment in Cointel		1,822	344	344	294
AC – shares	Common	1	3,600		-	-	-
Other investments valued at cost
– recoverable value
Atco – shares	Common	1	82,824,771	255	-	-	-
Vigil – shares	Common	1	1		-	-	-
Temarsa – shares	Common	1	1	-	-	-	-

Total noncurrent investments						344	294

(1)	See Notes 2.2.c) and 4.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C
2 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF JUNE 30 2005 AND AS OF DECEMBER 31, 2004

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES
AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

	Information on the issuer

		Latest financial statements

Issuer	Main business	Date	Common capital stock (1)	Net income	Shareholders’ equity	Total % held of capital

NONCURRENT
INVESTMENTS
Cointel	Investments	06-30-05	531	104	743	50.0% (2)

Financial statements used for valuation by the equity method

Issuer	Year-end	Closing date	Duration of the period	Auditors’ report date	Scope	Auditors’ report type

NONCURRENT
INVESTMENTS
Cointel	12-31	06-30-05	6 months	08-08-05	Limited Review	With observations (3)

(1)	Corresponds to face value.

(2)	Over common capital stock. As of June 30, 2005, preferred capital stock (over which the Company has no ownership interest) amounts to 45 million.

(3)	Includes observations related to the uncertainty related to Cointel’s ability to pay its current liabilities and continue as a going concern.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND AS OF DECEMBER 31, 2004

ALLOWANCES AND RESERVES

Amounts stated in millions of Argentine pesos

	June 30, 2005			December 31, 2004

Account	Balances at beginning of year	Decrease of the period	Balances at end of period	Balances at end of year

Deducted from noncurrent
assets:
For other receivables -
deferred tax assets	433	(29)	404	433

Total 2005	433	(29)	404

Total 2004	510	(77)		433

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND AS OF DECEMBER 31, 2004

FOREIGN CURRENCY LIABILITIES

	June 30, 2005			December 31, 2004

Account	Amount in foreign currency (in millions of US$)	Exchange rate	Booked amount (in millions of pesos)	Amount in foreign currency (in millions of US$)	Booked amount (in millions of pesos)

Current liabilities
Bank and other financial	6	2.887	19	637	1,897
payables
Other payables	1	2.887	3	1	3

Total current liabilities	7		22	638	1,900

Noncurrent liabilities
Bank and other financial	14	2.887	41	8	22
payables

Total noncurrent liabilities	14		41	8	22

Total liabilities	21		63	646	1,922

US$: US dollars.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT H

     TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF JUNE 30, 2005

AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

INFORMATION REQUIRED BY SECTION 64, SUB SECTION I, POINT B) OF LAW No. 19,550

Amounts stated in millions of Argentine pesos

	Administrative expenses

Account	2005	2004

Others (1)	2	-

Total	2	-

(1) Includes fees payable to the members of the Board of Directors and Supervisory Committee for 36,000 in both periods.

Item 3

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Independent Public Accountant's Report)

The following discussion should be read together with the financial statements of Telefónica Holding de Argentina S.A. (“the Company”) for the periods ended June 30, 2005 and 2004. Those financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) adopted by the National Securities Commission (Comisión Nacional de Valores, “CNV”), which differ in certain respects from U.S. generally accepted accounting principles, and have been set forth in constant pesos as described in Notes 2.1. and 10. to the Company's unconsolidated financial statements.

Multiple Holding Company Structure

The Company is primarily engaged, through joint-controlled companies (see Note 1. to the consolidated financial statements) in the telecommunications business ("Telecommunications Business") in Argentina.

As of June 30, 2005, the Company conducts its Telecommunications Business through its 50.0% of common capital stock in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 4.a) to the Company's unconsolidated financial statements), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the Company's consolidated financial statements and 6.2. a) to the Company's unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, as of June 30, 2005, the Company holds a 4.71% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.b) to the Company's unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c) to the Company's unconsolidated financial statements).

The Company looks to TESA’s global media affiliate, Telefónica de Contenidos S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments.

As of June 30, 2005, as a result of several transactions described below in “Agreement between the Company's Former Principal Shareholders and TESA” and in Note 7.2. to the Company's unconsolidated financial statements, Telefónica Internacional, S.A. (“TISA”)'s equity interest in the Company amounts to 99.96% . (See Note 7.1 to the Company’s unconsolidated financial statements).

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) ("HMTF Affiliates") and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company´s capital stock, representing 84.7% of the Company's total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA's wholly owned subsidiary, all of TESA´s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 7.2. to the Company's unconsolidated financial statements, TISA´s equity interest in the Company, increased from 80.9% to 99.96%.

3

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco (see Note 4.b) to the Company’s unconsolidated financial statements), (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the “Promissory Note”). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9. to the Company's unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c)(i) to the Company's unconsolidated financial statements.

As of the issuance date of the accompanying financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

Evolution of the current macroeconomic situation and financial system in Argentina

After the institutional, political, economic, financial and social crisis that took place in 2001 and 2002, Néstor Kirchner, belonging to Justicialist Party (“PJ”) assumed in as President of Argentina on May 25, 2003. In the second half of 2003, authorities were elected for executive and legislative offices and the PJ not only controls most of the provincial governorships but also has absolute majority in both Houses of the Argentine Congress.

Given this tendency to normalization in the scenario, the institutional and political uncertainty inherited by his administration has been dispelled in part. However, the current degree of balance in the internal forces of the PJ is not clear regarding the incoming legislative elections scheduled for October 2005.

Relationship between the Government and international credit entities continues standstill in spite of the completion of the restructuring process of Argentina’s defaulted sovereign debt. It was expected that once such process was complete, the negotiation would be resumed to reach a new agreement given the non-approval to the third review of targets in 2004. In spite of this situation, markets are relatively calm because the Government continues to meet its obligations to repay principal and interest, thereby currently preventing a new episode of default with international credit entities, as was the case in 2002 with the Inter-American Development Bank (IDB). Although this weak relationship allows the Government more freedom to undergo this transition politically, it should not be an external payment policy sustainable over time. Though it is true that Argentina continues to surpass the quantitative targets, certain qualitative targets are still under discussion, including: (i) renegotiation of contracts with privatized public utility companies, (ii) the agreement with noteholders that have not taken part in the public debt restructuring, (iii) the level of primary surplus sustainable over time, (iv) approval of the National Tax Sharing Law, and (v) compensation to be paid to the local financial system as well as an audit thereof, among other measures. Anyhow, the Tax Liability Law that was enacted by the National Congress has been applied in the approval of the 2005 National Budget. Besides, the quasi-currencies were retired from monetary circulation.

As far as the renegotiation of the defaulted sovereign debt is concerned, the Government presented, on March 18, 2005, the outcome of the exchange process that concluded on February 25, 2005. The rate of acceptance level was 76.15% even though the Government’s expected level had been, at minimum, a two-thirds acceptance and the international financial community demanded a minimum of 80%. As a result, Argentina’s total sovereign debt decreased from US$ 191.3 billion to US$ 125.3 billion (equivalent to 72% of Gross Domestic Product (“GDP”), according to official figures). This level of indebtedness is still above the one prevailing as of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

Economic activity continues recovering at a fast pace. In 2003 the GDP increased by 8.8% per annum in real terms, whereas in 2004 the same indicator grew at an even faster pace: 9% per annum, GDP for 2004 was very close to the posted by the country at the time of its economic boom. The country’s inflation rate continues to be around two digits, with retail prices as measured by the Consumer Price Index (“CPI”) having increased by 6.1% in 2004, while wholesale prices measured by the Argentine Wholesale Price Index (“WPI”) increased by 7.9% in

4

2004. However, in the six first months of the current year, consumer prices have already accumulated increases by 6.1% (above the figures registered for the same period in 2004 and 2003) whereas wholesale prices have accumulate an increase of 3.6%.

The employment continues improving. The unemployment rate was 13% during the first quarter of 2005 falling down from levels of over 20% as presented during the worst periods of the Argentine economic crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the deceleration in the declining trend that has been shown by the unemployment rate. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 40% of population and indigence represents the 15% of population. Furthermore, the work of non-registered employees continues being high. Both unemployment and public insecurity are the main demands of the Argentine society, but the latter, together with the picketer conflict are the ones that have increased the most during the last quarters.

As far as the main financial variables are concerned, the situation seems stabilized despite the volatility resulting from the post-default period and the special relationship that the government maintains with international credit entities. The dollar exchange rate remains at about $ 2.90 fluctuating in recent days from $2.85 to $2.90 per U.S. dollar. Capital flight has decreased and controls on speculative capital have been established. Although the Merval index rose sharply in the summer months, it fell back to a level of slightly over 1,400 points, and increased by 2.5% in US Dollars in the first semester of the year. Interest rates are still low, even with negative values in real terms. The excess liquidity resulting from the increase in deposits and the gradual pace in the expansion of loans generates low needs of funding in the local financial system. However, money supply margins are reduced and a tightening in monetary policy appears as the most probable future scenario.

The prospects for the next months anticipate an economic activity that will continue to recover though at a slower pace than in the last quarters, negatively affected by the restrictions on installed capacity in manufacturing industry and the energy crisis. Regarding the price scenario, the retail inflation rate points to a double-digit on a December/December basis exceeding the target range proposed by the BCRA and the wholesale inflation rate will continue to be influenced by the change in the international price of oil. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2004 period. Therefore, the unemployment rate will probably record slight declines.

In the financial markets the Peso is expected to maintain its appreciation against the United States dollar, while interest rates would tend to increase slightly following increases in the international rates. Both the variable and fixed income market will fluctuate in accordance with the volatility that implies the relationship existing between the Government and the credit international entities, as well as the financial conditions of the world economy.

TAX MATTERS

The National Congress and the National Executive Power (“NEP”) passed a tax reform law that introduced the following amendments:

Income Tax

Law No. 25,784, in effect for fiscal years current as of October 22, 2003, modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

Decree No. 916/04 regulated Law No. 25,784 in the aspects related to transfer pricing of international transactions and the rules on exiguous capitalization. Concerning the latter, the new regulations establish that interest paid to related companies will be treated as dividends in the proportion in which the liabilities from financial transactions or other transactions assimilated with those entities is two times higher than the net shareholders’ equity as shown in the Company’s balance sheet. The regulations define debts with related companies that are subject to the above mentioned treatment, including the cases in which the creditor is resident of countries that have executed agreements with Argentina to avoid international double taxation.

Value Added Tax

Law No. 25,865, published in the Official Bulletin on January 19, 2004, amended the regulations applicable to Value Added Tax and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces among others the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be

5

eliminated; and b) regarding telecommunication services billed to persons under the Simplified Tax Scheme, the tax increase is not included in the bill.

Pursuant to Decree No. 806/04, this law shall come into force on July 1, 2004. AFIP (Federal Public Revenues Administration) regulated the above mentioned rules and the re-registration of taxpayers under General Resolutions No 1,695, 1,697 and 1,699.

Under General Resolution No. 1,730, the AFIP reduced, with respect to transactions closed as from September 16, 2004, the withholding rates applicable under General Resolution No. 3337 of the AFIP from 5% to 3% and from 2.5% to 1.5%, and increased from $426 to $710 and from $852 to $1,420, respectively, the limit for applying the withholding.

Social Security Contributions

Decree No. 491/04 published in the Official Bulletin (Argentine Government daily publishing enacted acts, decrees, administrative orders, as well as resolutions of federal government and municipal agencies, and judicial documents requiring publication, etc. Under Argentine law, legal provision become effective and binding once they have been published in this Bulletin for some specified time as provided by the related statute) on April 22, 2004, ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to $6,000 with respect to contributions accrued until September 30, 2004; to $8,000 from October 1, 2004 to March 31, 2005; to $10,000 from April 1, 2005 to September 30, 2005, and the elimination of such maximum as from October 1, 2005.

Royalties to be paid to municipalities for public space occupancy

In May 2004 the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

This proposed legislation is now to be debated by the Senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

Telefónica considers that if such were the case, these taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Critical Accounting Policies

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with Argentine GAAP with the amendments approved by the CNV. The preparation of financial statements in accordance with Argentine GAAP requires the Company's Management to make estimates. Ultimate results could differ from those estimates.

The Company believes the following represents the Company’s, Cointel’s and Telefónica’s critical accounting policies. The Company's accounting policies are more fully described in Note 2. to the Company's unconsolidated financial statements and in Notes 2., 12. and 13. to the Company's consolidated financial statements. The most critical accounting policies adopted in preparing the financial statements according to accounting principles generally accepted in Argentina relate to:

•	the recoverability of the investment and the related goodwill generated by the Company's investment in Cointel, based on the Company's management’s current estimates of future cash flows (see Note 2.2.b) to the Company's unconsolidated financial statements);

•	the depreciable lives for each category of fixed assets. Telefónica believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Telefónica's Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as to its results of operations. Telefónica’s Management estimates about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict;

•	the evaluation of fixed assets and limited life intangibles for impairment whenever indicators of impairment exist.

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Generally accepted accounting principles in Argentina require that the recorded value of assets be evaluated for impairment against its recoverable value which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows expected to be obtained from the asset, undiscounted and before interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. The Company uses the expected cash flow method in accordance with accounting principles in Argentina (see Note 2.5. to the Company’s unconsolidated financial statements). The Company believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires Management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Telefónica’s Management estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, Telefónica mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. Telefónica develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

Fixed assets have been valued based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefónica has monitored the evolution of the variables that affect its business and, from time to time, it has adjusted its forecasts based on the latest trends. As explained in Note 4. to the Company’s consolidated financial statements the main macroeconomic variables have shown relative stabilization. In the opinion of the Company’s Management based on the preparation of forecasts based on such trends and the consideration of operating strategies available for these scenarios, Telefónica will obtain future cash flows enough to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, as explained in Note 9.1. to the Company’s consolidated financial statements, the Company will continue monitoring the projected situation forecasted and will assess the effect of any new future developments;

•	the creation of reserves for contingencies in Telefónica assessed as likely by its Management, based on its estimates and the opinion of its legal counsels (see Note 10. to the Company's consolidated financial statements with respect to unreserved contingencies);

•	the Company’s, Cointel's and Telefónica's Management assess the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s, Cointel's and Telefónica's ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making their assessment, the Company’s, Cointel's and Telefónica's Management consider the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategy. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, a deferred tax asset must be recognized when its future deductibility is likely. Therefore, considering the statutory limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results including these related to the effect of the final outcome of the tariff renegotiation (see Notes 4. and 9.1. to the Company's consolidated financial statements), the Company, Cointel and Telefónica have booked an allowance for their net balances of deferred tax assets, whose recovery depends upon the generation of future taxable income;

•	the creation of allowances in Telefónica, amounting to 180 million set up to cover doubtful accounts based on Telefónica’s estimates regarding the terms and conditions of their potential future collection; and

•	Telefónica’s Management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies): they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable.

The preparation of financial statements in accordance with accounting principles in force in Argentina requires the Company’s Management to consider estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the Company's financial statements and the reported amounts of revenues and expenses during the period/year being reported. Final results may

7

differ from those estimated by the Company’s Management. See Notes 2.1., 2.4. to the Company's unconsolidated financial statements and 4., 9., 12. and 13. to the Company's consolidated financial statements.

Among other issues, the financial statements contemplate the effects derived from economic and exchange regulations known as of the date of issuance of such financial statements. All of Management’s estimates have been prepared taking such effects into consideration. The effects of any additional action that the Argentine Government may undertake in the future will be recognized in the financial statements as Management becomes aware of them.

Comparison of the Company's Results of Operations for the six-month periods ended June 30, 2005 and 2004 (Figures stated in millions of Argentine pesos and restated as described in Note 2.1 to the unconsolidated financial statements)

All references made below to 2005 and 2004 are to the six-month periods ended June 30, 2005 and 2004, respectively.

	2005	2004

Equity interest in Section 33 - Law No. 19,550 companies	30	(77)
Other income relating to Section 33 - Law No. 19,550 companies and
related parties	16	17
Administrative expenses	(2)	-
Net holding and financial gains and losses	48	(109)

Net income / (loss) for the period	92	(169)

Equity Interest in Section 33 – Law No. 19,550 companies

The Company’s equity interests in related parties increased to a gain of 30 million in 2005 from a loss of 77 million in 2004. Such results reflect a gain of 50 million in 2005 and a loss of 57 million in 2004, attributable to the Telecommunications Business (see Note 2.2. b) to the Company's unconsolidated financial statements) and include losses of 20 million in 2005 and 2004, related to the amortization of the goodwill on its investment in Cointel.

The variation in the Company's equity in earnings of ownership interests in related parties attributable to the Telecommunications Business to a gain of 50 million in 2005 from a loss of 57 million in 2004, was due principally to the changes in Cointel’s and Telefónica’s results for such periods. (See “Telecommunications Business” and “Evolution of the Current Economic Situation and Financial System in Argentina”).

Other income relating to Section 33 Law No. 19,550 companies and related parties

Other income relating to Section 33 - Law No. 19,550 companies and related parties remained in 16 million and 17 million in 2005 and 2004, respectively. The only significant income that the Company currently receives is from the agreement with Telefónica S.A. Sucursal Argentina (“TESA Arg.”) (see Note 5.c)(i) to the Company's unconsolidated financial statements).

Administrative expenses

Administrative expenses include: (i) legal and auditory fees, (ii) tax on checking account credits and debits, non taxable valued added tax and (iii) various administrative expenses. Administrative expenses amount to a loss of 2 million in 2005.

Holding and financial gains and losses, net

The Company's holding and financial gains and losses, net, amounted to a gain of 48 million in 2005 and a loss of 109 million in 2004.

The variation in 2005 as compared to 2004 was principally due to a variation of 157 million in financial and holding losses generated by liabilities to a gain of 48 million in 2005 from a loss of 109 million in 2004 due to the impact of

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the appreciation of the peso on the net monetary position in foreign currency during 2005 and its appreciation during 2004, which resulted in a gain of 72 million in 2005 and a loss of 18 million in 2004. During 2005 and 2004 interest and financial charges on liabilities amounted to 25 million and 91 million, respectively, such decrease was mainly due to the effect of the amendments to the loan agreements mentioned in Note 5.c)(ii) to the Company’s unconsolidated financial statements.

Net income/(loss) for the period

As a result of the factors described above, the Company had a net gain of 92 million in 2005 and a net loss of 169 million in 2004.

Company's Liquidity and Capital Resources

As of June 30, 2005, the Company's total liabilities amount to 1,850 million, which consist of 23 million in Negotiable Obligations (including interests accrued as of that date), 1,822 million of payables to Section 33 - Law No. 19,550 companies and related parties and 5 million in tax liabilities, other payables and trade payables.

Historically, the Company has funded its capital requirements principally through cash dividends from Cointel, other income relating to Section 33 - Law No. 19,550 companies and related parties, proceeds from disposing of its ownership interests and other assets, and different kind of borrowings.

The Company’s principal source of cash has traditionally been dividends paid to it by Cointel, which paid to its shareholders an aggregate of 1,452 million (at historical value) in cash and in-kind dividends from January 1, 1994 through December 31, 2001. Cointel did not pay dividends during the years ended December 31, 2004, 2003 and 2002 or during the six month period ended June 30, 2005. Cointel’s principal source of cash revenues is the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate 1,190 million (at historical value) in cash dividends from January 1, 1994 through December 31, 2001. Telefónica did not pay dividends during the years ended December 31, 2004, 2003 and 2002 or during the six month period ended June 30, 2005.

In 1997 the Company began receiving income under the agreement with TESA Arg. mentioned in Note 5.c)(i) to the Company's unconsolidated financial statements. During 2005 and 2004, the Company collected 34 million and 16 million in 2005 and 2004, respectively.

The Company uses its funds mainly to pay interest on its financial debt and Negotiable Obligations. During 2005 and 2004 the Company did not pay dividends.

On February 12, 2001, the Company received a loan from TISA in the amount of US$ 530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notified in writing, at least three days before due date, that they do not intend to renew the agreement. TISA was entitled to modify the differential provided it notified the Company of this decision at least three business days before the end of each interest period. The funds loaned by TISA were used to partially repurchase the Company’s Negotiable obligations (see Note 9. to the Company’s unconsolidated financial statements). Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$ 37.9 million.

Through various amendments during the year 2004, the Company and TISA agreed that the maturity for principal and interest capitalization will be semiannual, setting the differential for the second period in 5.5% nominal per annum, which it has remained unchanged for the following periods and the loan agreement was amended, eliminating the early termination event triggered by the existence of restrictions that could limit the Company’s ability to repay its debt with TISA. Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$ 5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, the Board of Directors resolved to call a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. On February 15, 2005, due to the capitalization described in Note 7.4., TISA and the Company agreed to amend the loan agreements in effect as of such date in order to provide for: (i) the conversion to pesos of US$ 622.5 million (1,785 million) which shall not accrue interest as from February 15, 2005 and shall not fall due before April 1, 2006, and (ii) ratify that the residual amount of TISA’s credit for US$ 20 million is subject to the same conditions as those agreed upon on December 27, 2004. (See Note 7.4.). On June 17, 2005 US$ 7 million of the above-mentioned loan were cancelled remaining its balance as of June 30, 2005 in US$ 13 million. Therefore, taking into account the inherent permanent nature of Shareholders’

9

funding, the Company has classified the debt amount intended to be capitalized by the majority shareholder, for 1,785 million, under “Other non-current liabilities”.

In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

In relation to the loan’s balance in force as of June 30, 2005 for an amount of US$ 13 million, TISA has advised to the Company that until July 1, 2006 TISA shall not consider that an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering until July 1, 2006.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company's own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.2. c) to the Company’s unconsolidated financial statements.

Telecommunications Business

Comparison of Cointel's Unconsolidated Results of Operations for the six-month periods ended June 30, 2005 and 2004 (Figures stated in million of Argentine pesos and restated as described in Note 2.1. to the unconsolidated financial statements)

As of June 30, 2005, the Company’s ownership interest in Cointel amounts to 50.0% of the capital stock, representing 49.84% of Cointel's total votes.

All references made below to 2005 and 2004 are to the six-month periods ended June 30, 2005 and 2004.

The discussion relating to Cointel is based on Cointel’s unconsolidated financial information for 2005 and 2004. The Company believes that such financial information rather than Cointel’s consolidated financial statements, highlights more effectively the effect on Cointel’s activities other than its holding of Telefónica stock.

	2005	2004

Income/(loss) on equity investment in Telefónica	126	(31)
Financial gains and losses, net	(22)	(79)

Net income/(loss) for the period	104	(110)

Income/(loss) on equity investment in Telefónica

Income on equity investment in Telefónica increased to a gain of 126 million in 2005 from a loss of 31 million in 2004. This increase was due to the variation in Telefónica’s net income in such periods (see “Comparison of Telefónica's Consolidated Results of Operations for the six-month periods ended June 30, 2005 and 2004”). Income on equity investment in Telefónica includes a loss of 11 million in 2005 and 2004 related to the amortization of the goodwill on Cointel's investment in Telefónica.

Financial gains and losses, net

Financial gains and losses, net decreased to a loss of 22 million in 2005 from a loss of 79 million in 2004, representing a decrease in the loss of 57 million. This variation was due mainly to (i) the impact of the appreciation of the peso on the net monetary position in foreign currency during 2005 and (ii) the depreciation of the peso during 2004, which resulted in a gain of 45 million in 2005 and a loss of 12 million in 2004, respectively.

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Net Income/(Loss) for the period

As a result of the factors described above, Cointel had a gain of 104 million in 2005 and a loss of 110 million in 2004.

Comparison of Telefónica’s Consolidated Results of Operations for the six-month periods ended June 30, 2005 and 2004 (Figures stated in million of Argentine pesos and restated as described in Note 2.1. to the Company’s unconsolidated financial statements)

As of June 30, 2005 the Company holds an indirect ownership interest in Telefónica, through its 50.0% ownership interest in Cointel, which in turn controls Telefónica, through its 100% ownership interest in Telefónica’s Class “A” shares and 40.2 million Class “B” shares of Telefónica which represent approximately 2.3% of Telefónica’s outstanding capital stock. Consequently, Cointel’s total ownership interest in Telefónica’s outstanding capital stock is 64.83% .

All references made below to 2005 and 2004 are to the six-month periods ended June 30, 2005 and 2004, respectively.

	2005		2004

Net revenues	1,656		1,499
Cost of services provided	(960)		(949)
Administrative expenses	(190)		(167)
Selling expenses	(208)		(142)
Other expenses, net	(18)		(37)
Loss on equity investments	-		(1)
Financial Income/(Loss) and holding income/(loss), net	(68)		(234)

Net Income/(Loss) for the period	212		(31)

Lines installed (in thousands)	4,661		4,584
Lines in service (in thousands)	4,422		4,270
Lines in service per 100 inhabitants	25.	14	24.	7
Lines in service per employee	505.	0	488.	2

Telecommunication Rate Regulation

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the “AMBA” Buenos Aires Multiple Area. Pursuant to Resolution SC No. 304/03, the Security of Communications “S.C.” established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also

11

established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, this Law authorized the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economyand on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The NEP by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The NEP shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event that the above-mentioned period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the NEP shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the NEP in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities.

Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Under the legal framework described, on May 20, 2004, Telefónica, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving such companies’ rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which eventually did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the Secretary of Communications (“SC”) issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved Telefónica's promotional offer of telephone access through non geographical numbering, to the value added of Internet access service described in sub-paragraph b) for customers in urban areas located more than thirty (30) kilometers away from Telefónica's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

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Pursuant to Resolution No. 272, the S.C. accepted Telefónica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005 Telefónica and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retired, Pensioner and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, Telefónica is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of Telefónica's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on Telefónica's future results.

During the final months of 2004 and the beginning of 2005, the Argentine Government signed letters of understanding with several providers of public utility services, which established tariff adjustments of 15% to 30% and a new term for their review. These agreements will be validated once they are signed as Argentine decrees. As of the date of issuance of these financial statements, however there have been no letters of understanding or tariff adjustments for the telecommunication services.

On March 8, 2005 the Ministry of Economy and Production and Federal Planning, Public Investment and Services, pursuant to Resolutions No. 123 and No. 237, respectively, scheduled public audiences with electricity and gas companies in order to analyze tariff increases. However, as of the date of issuance of these financial statements, no telecommunication service companies have been notified of a date for a public audience.

In the opinion of Telefónica’s Management and its legal counsel the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion of Telefónica’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime shall not maintain the value of its tariffs in US Dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on Telefónica’s financial condition and future results and, consequently, on Cointel’s and the Company’s. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

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In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

Net Revenues

Net revenues increased by 10.5% to 1,656 million in 2005 from 1,499 million in 2004.

The increase in revenues was principally due to an increase in the consumption of sundry services and an increase in the average plant.

The following table shows operating revenues in millions of pesos by category of services for the six-month period ended June 30, 2005 and 2004 (net of intercompany eliminations). Figures are stated in million of Argentine pesos

	2005	2004

Basic telephone service
Measured service	453	433
Monthly basic charges (1)	383	362
Special services	270	229
Installation charges	23	21
Public phones	95	106
Access charges	250	178
International long-distance service	61	55
Direct lines	41	42
Publishing telephone directories	8	12
Other	72	61

Total	1,656	1,499

(1) Includes basic charges and charges for supplemental services.

The main variations refer to:

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, to customers of other operators routed through Telefónica’s network as well as other operators’ networks. In this last case, Telefónica invoices and receives revenues for the termination of those calls (included in “Access charges” revenues), and pays to the other operators the cost of using their network (see cost of services provided “Fees and Payments for Services”).

Measured service increased by 20 million or 4.6% to 453 million in 2005 from 433 million in 2004. The variation was mainly due to: (i) an increase of $27 million or by 5.2% in the total average number of billable lines and (ii) an increase in average urban and interurban consumption per line of approximately 3 million, which was partially offset by an increase in tariff discounts of approximately 10 million in 2005 as compared to 2004.

Monthly basic charges increased by 21 million or 5.8% to 383 million in 2005 from 362 million in 2004. The variation was mainly due to (i) an increase in Telefónica’s average number of billable lines of approximately 12 million, (ii) an increase in revenues from supplementary services of approximately 6 million, mainly due to the increase in lines in service of approximately 6%, and (iii) a decrease in 2005 in the average number of lines out of service as compared to last year that generates an increase of 3 million in the monthly basic charge.

Special services increased in 41 million or 17.9% to 270 million in 2005 from 229 million in 2004. The variation was mainly due to an increase of: (i) 46 million in subscriptions billed for the rise in the number of ADSL (broad band) users, by approximately 98% and, (ii) 5 million in services provided to suppliers of audiotext and free calls, partially offset by a decrease of 10 million in services provided to other suppliers for agreements signed in 2004.

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In 2005, revenues from installation charges totaled 23 million, representing an increase of 2 million or 9.5% as compared to 21 million in 2004. This variation was mainly due to an increase in ADSL connections.

Revenues from public phones decreased by 11 million or 10.4% to 95 million in 2005 from 106 million in 2004. The variation mainly results from: (i) a decrease of 10 million or 9.8% in average traffic per public telephone line and, (ii) an increase in discounts and rebates granted to third party calling centers.

Telefónica invoices and collects income resulting from call termination of other operators through Telefónica’s network, and pays to the other operators the cost of using their networks (see costs of services provided “Fees and Payments for Services”).

Revenues resulting from access charges (interconnection) in 2005 amounted to 250 million, as compared to 178 million in 2004, representing an increase of 72 million or by 40.4%. The variation mainly results from a 32.2% increase in interconnection traffic, in particular with mobile telephone companies, both in transit and in access and an increase in interconnection subscriptions of 22.6%.

International long-distance service revenues increased by 6 million or 10.9% to 61 million in 2005 from 55 million in 2004. This variation was mainly due to an approximately 26% increase in incoming traffic with international carriers and an increase in traffic from customers of approximately 28.9%, partially offset by an increase in outgoing traffic with international carriers.

Revenues from Direct Lines decreased by 1 million or by 2.4% to 41 million in 2005 from 42 million in 2004. This is mainly due to a 2.9% decrease in the number of direct digital lines in service and a decrease in average prices, which depend on the transmission capacity and the distance of lines.

Revenue from publishing telephone directories in 2005 amounted to 8 million, as compared to 12 million in 2004, representing a decrease of 4 million or 33.3%. This was mainly due to the rescheduling of distribution of directories in certain locations.

“Other” revenues increased to 72 million in 2005 from 61 million in 2004 which represents an increase of 18% (11 million). This variation is mainly due to an increase of approximately 3 million in computer assistance services and other management services provided amounting to approximately 6 million, among others.

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses increased by 7.9% to 1,358 million in 2005 from 1,258 million in 2004.

The following table shows the breakdown of expenses for the six-month periods ended June 30, 2005 and 2004 (net of intercompany eliminations).

	2005	2004

Salaries and social security taxes	230	198
Depreciation of fixed and intangible assets (1)	555	583
Fees and payments for services	324	267
Material consumption and other expenses	31	32
Allowance for doubtful accounts	16	(14)
Sales cost (2)	2	6
Management fee	35	34
Other	165	152

Total	1,358	1,258

(1) Excluding the portion corresponding to financial expenses.
(2) Amount net of operating costs from directory publishing amounting to 8 million in 2005 and 2004, respectively.

The main variations of operating costs refer to:

Salaries and social security taxes increased by 16% (32 million) to 230 million in 2005 from 198 million in 2004. The variation was mainly due to an increase in salaries granted by Telefónica and by decree of the National Executive Power to employees, both those included and not included in the collective bargaining agreement, during the first quarter of 2005. Additionally, this variation includes the effect of the agreements between Telefónica and the unions, which represent the employees governed by collective bargaining agreements, that

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took place in December 2004. These increases were slightly accompanied by an increase in Telefónica’s average headcount, to 8,759 in 2005 from 8,714 in 2004.

The productivity index, measured as lines in service by employee grew from 488.2 in 2004 to 505.0 in 2005, which represents approximately a 3.4% increase.

Total amortization decreased to 555 million in 2005 from 583 million in 2004. The decrease was mainly due to assets that were no longer depreciated after June 2004, mainly transmission, switching and radio equipment, partially offset by the amortization of investments in fixed assets applied during 2004 and the first six-month period of 2005.

Fees and payments for services increased by 21.3% (57 million) to 324 million in 2005 from 267 million in 2004. In relation to the above mentioned variation, the main increases should be highlighted:

•	temporary personnel expenses for 18 million, mainly due to the need to hire temporary personnel and salary increases granted by the National Executive Power pursuant to a decree;
•	network maintenance expenses for 14 million, mainly due to repair charges caused by cable thefts, increase in preventive maintenance resulting from the increase in activities and lines in service;
•	advertising expenses for 10 million, mainly generated by an increase in the number of advertising and telemarketing campaigns, accompanied by an increase in the average cost of them.
•	Interconnection fees to providers amounting to 5 million due to the increase in traffic, mainly outgoing international internet calls;

Costs for consumption of materials and other supplies decreased from 32 million in 2004 to 31 million in 2005. The decrease was due to the smaller quantity of materials utilized in the works of maintenance.

The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) in 2005 allowance for doubtful accounts was of 47 million, as compared to 32 million in 2004, representing an increase of 15 million; and (ii) a total recovery of collection of past-due customers in 2005 of 31 million, as compared to 46 million in 2004, representing a decrease of 15 million. These variations resulted from the increase of activity registered during 2004 and the first semester of 2005 and regarding the behavior and the improved payment capacity of customers as a result of the recovery of the macroeconomic environment and the new recoverability plans implemented by Telefónica.

The cost of sales, net of the capitalization of directory distribution costs, decreased from 6 million in 2004 to 2 million in 2005, representing a 66.7% reduction mainly as a result of the rescheduling of the distribution of directories in certain locations. The charge to income from the cost of sales of equipment, telephone accessories and other input decreased by 3 million, from 10 million in 2004 to 7 million in 2005. This variation was due to a decrease in the number of ADSL modems sold as they have been delivered on a loan for use basis as from June 2004.

The charge to income for management fees increased from 34 million in 2004 to 35 million in 2005, representing a 2.9% increase. This is mainly due to an increase in the income considered for fee calculation.

The charge to income of other operating costs increased from 156 million in 2004 to 169 million in 2005, representing a 8.3% increase. The variation is mainly due to an increase in other taxes of 12 million, resulting from an increase in Telefónica’s revenues (taxable base of certain rates); and an increase in transportation expenses of 6 million and commission expenses of 1 million. This increase is partially offset by a 6 million decrease in lease charges as a result of the expiration of the leases of vehicles and by a decrease of the charge of tax on checking account credits and debits of 1 million.

Other Expenses, Net

Other expenses, net decreased from 37 million in 2004 to 18 million in 2005, representing a 51.4% decrease. The variation is mainly explained by a reduction in employee termination charges and by a decrease in reserve for contingencies.

Financial Gains and Losses

In 2005 and 2004 interest capitalized totaled 3 and 2 million, respectively, (see Note 2.1. g) to the consolidated financial statements). For the six-month periods ended on June 30, 2005 and 2004 net financial gains and losses amounted to losses of 68 million and 234 million, respectively, representing a decrease of 166 million. This decrease was mainly due to: (a) $130 million for a gain of exchange difference resulting from the effect of changes

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in the exchange rate experienced in both periods, from a loss of $21 million in 2004, to a gain of $109 million in 2005 and (b) a reduction in interest and financial charges of $56 million, to a loss of $144 million in 2005 from a loss of $200 million in 2004, mainly due to a decrease in financial payables and in the interest rate applied to the debt of the Company with its indirect controlling company (TISA) partially offset by a decrease in the interest rate applied to customers for payments in arrears.

Net income (loss) for the period

Net income (loss) decreased from a loss of 31 million in 2004 to a gain of 212 million in 2005, mainly due to the variation of revenues.

MAIN SHAREHOLDERS

As of June 30, 2005 the Company's main shareholder is TISA, with a 99.96% of the total capital stock. See Agreement between the Company’s Former Principal Shareholders and TESA and Note 7.2 to the Company's unconsolidated financial statements as of June 30, 2005.

PROSPECTS OF THE COMPANY, COINTEL AND TELEFÓNICA

The Company’s main activity is its indirect ownership interest in Telefónica through Cointel. Therefore, the information about trends that follows corresponds to Telefónica’s activities.

After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the unemployment rate and the freeze on public utility contracts, among other issues.

During 2004, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the upsurge of prices.

In this scenario, the Company, Cointel and Telefónica have the following management priorities for the short and medium term:

•	obtaining a clear tariff adjustment scheme to Telefónica;

•	achieving a predictable regulatory framework that enables them to develop their business and investment plans;

•	expanding selective criteria to expenditures and investment projects;

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	consolidating Telefónica as a comprehensive supplier for corporate customers;

•	maintaining the Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services;

•	maintaining an adequate cash management, honoring assumed commitments;

•	encouraging Telefónica’s conversion into a customer-focused organization; and

•	improving Telefónica’s external and internal image.

In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills, including:

1) a bill for establishing the National Rules for Public Utilities (the “Proposal”). The Proposal defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Proposal seeks to introduce substantial changes in the regulatory framework under which Telefónica currently supplies its services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts described above. The Proposal includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply of the services must be transferred to the State upon the expiration of

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such term. At present, Telefónica renders its services under a perpetual license and has the title to the assets assigned to supply of the services.

In addition, although the Proposal states that rates must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential rates charged to certain categories of users, “rescue” the supply of service for public interest reasons without any default in the payment of its obligations by the supplier, etc.

2) a bill that changes the treatment to be given to customers in arrears that was approved by the Senate on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

Telefónica cannot anticipate whether the above legislative projects or other future regulatory proposals will be finally enacted or will form part of the regulatory framework applicable to Telefónica, or whether they will be enacted as currently drafted or in any other way that could have a higher or lesser effect on the conditions and framework under which Telefónica currently operates.

From the second semester of 2003 there has been an improvement in the macroeconomy, including an appreciation of the peso with respect to the US dollar at December 31, 2002 and a slowdown in inflation. Although during the first six-month period of 2005 retail prices already recorded an accumulated increase of 6.1% (exceeding the amount recorded in the same period of 2003 and 2004), wholesale prices recorded an accumulated increase of 3.6%. In particular, Telefónica expects that the outcome of the renegotiations of tariffs with the Argentine Government and how the government will regulate tariffs, may have a material effect on the results of its operations in future years accompanying macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company's, Cointel's and Telefónica’s results of operations are very sensible to changes in the peso/ U.S. dollar exchange rate because their primary assets and revenues are denominated in pesos while substantially the totality of their liabilities are denominated in U.S. dollars.

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services that Telefónica currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

In the long term, Telefónica intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities reducing the adverse effects of growing competition and Argentina’s economic situation.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date:	October 31, 2005	By:	/s/ Pablo Luis Llauró

			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel